                                                                    Exhibit 99.4

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                                                       Points International Ltd.

                                                              2003 Annual Report

                                                 (POINTS INTERNATIONAL LTD LOGO)

Points operates the leading loyalty program currency exchange, located at www.points.com. Now, consumers can exchange their loyalty points and miles to earn the rewards they want - faster than ever before. Points also offers a suite of private branded solutions for its loyalty program partners.

(GRAPHIC)

More About Points International Ltd. and the Points Solutions

     Points International Ltd. (herein referred to as "Points" or the "Corporations") has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of the Points Exchange and a suite of Private Branded Solutions available to loyalty program operators.

     The Points Exchange

     In April 2001, Points launched its cornerstone product, the proprietary Points Exchange. The Points Exchange is an online service allowing consumers who are members of participating loyalty programs to exchange their loyalty program points and/or miles between the participating loyalty programs. The Points Exchange also serves as a central resource to help individuals track their account balances with a number of their major loyalty programs. Management believes that the Points Exchange is currently the only independent loyalty points exchange of its kind.

     As at December 31, 2003, the Points Exchange had attracted 35 loyalty program participants (39 as at the date hereof), including the loyalty programs of leading airlines, hotels, online businesses, retail businesses and gift certificate programs.

     Private Branded Solutions

     In addition to the Points Exchange, Points offers a portfolio of Private Branded Solutions to loyalty programs. This suite of technologies includes:

     POINTSpurchase and POINTSgift - facilitates the online sale and gift of miles, points and other loyalty program currencies.

     POINTScorporate - facilitates the sale of loyalty program currencies to corporate customers.

     POINTStransfer - facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts.

     POINTSintegrate - functions as a common platform to process transactions between third-party loyalty programs, to simplify and automate a complex and resource-intensive process with a single integration.

     POINTSelite - facilitates the online sale of tier status to members of loyalty programs.

     POINTScustom - custom applications developed for select large loyalty program partners.

     For more information, visit us online at www.points.com.

Table of Contents

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

MESSAGE FROM CHAIRMAN AND CEO .............................................    4

CORPORATE HIGHLIGHTS ......................................................    6

MANAGEMENT TEAM ...........................................................    8

MANAGEMENT'S DISCUSSION AND ANALYSIS ......................................   10

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING .......................   38

FINANCIAL STATEMENTS AND NOTES ............................................   40

AUDITORS'REPORT ...........................................................   42

CORPORATE INFORMATION .....................................................   68

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                                                                    Message from
                                                                Chairman and CEO

The year 2003 has been an impressive one for Points - with the development of major partnerships and corporate relationships among our most important achievements. Through 2003 and into early 2004, the Points team launched and enhanced a number of vital relationships with the world's leading loyalty players, including American Airlines, eBay and many others.

In addition, 2004 got off to an exciting start when, on March 11, 2004, Points announced the acquisition of the assets of MilePoint. Through this transaction, we look forward to further developing relationships with its major loyalty program partners, including Northwest Airlines, Delta Air Lines and Starwood Hotels & Resorts.

When MilePoint's partners and our dynamic partner base are combined, the prospects for the suite of Points Solutions, particularly our key focus - the Points Exchange - are truly impressive. To date, billions of points and miles have been exchanged, sold and transferred, and we look forward to accelerating our growth through 2004 and beyond.

In 2003, Points entered into an important strategic partnership with InterActiveCorp ("IAC"), the leading online travel and retail player. This transaction closed during the second quarter of 2003, raising $15.1 million. We believe that the relationship with IAC gives Points the momentum and resources to capitalize on opportunities in the growing loyalty industry. In addition, Points believes that there are interesting revenue opportunities presented within the IAC group of companies and their numerous partners in the travel, retail, ticketing, personals, local services and financial services. As Points builds initiatives with a number of IAC properties, the team is also in a strong position to develop relationships with the important industry players currently partnering with IAC properties. The unique suite of Points Solutions, combined with the strengths of the IAC group, provides a foundation for business development opportunities.

It is also important to highlight a new multi-year agreement with cornerstone partner the American Airlines Aadvantage program, the world's largest loyalty program. The additional commitment of the AAdvantage program offers significant growth potential for Points, extending a number of existing short-term agreements through 2007, including those for the Points Exchange solution, along with other Points Solutions including POINTSpurchase, POINTStransfer and POINTSelite.

An exciting new relationship was commenced in 2003 with eBay, the "World's Online Marketplace". Points invested significant resources and effort to build and launch several critical solutions for the eBay Anything Points(TM) program - eBay's new loyalty program. These solutions, along with participation in the Points Exchange, have provided the early basis for a great long-term relationship. In fact, what excites management about the future with eBay is that every eBay Anything Point that is exchanged, sold or earned moves through Points' technology platform.

During 2003, Points enhanced the points.com site to increase customer usability. The initial feedback has been very positive and management will continue to enhance the customer experience through 2004.

While Points'board of directors has remained relatively consistent over the past few years, we had the opportunity to welcome two new members in 2003 - Erik Blachford and Eric Korman. We would like to take this opportunity to thank Erik Blachford for his contribution to the board of directors in the past year. Erik leaves Points to accept additional responsibilities within the IAC group of companies. We wish Erik well in his expanded role within IAC.

Dan Marriott will be replacing Erik as one of the two board nominees from IAC. Dan, currently the Senior Vice President, Interactive Development, at IAC brings a wealth of online experience to Points. Prior to directly joining IAC, Dan held a senior role at IAC affiliate Ticketmaster, the world's leading ticketing company.

The Points team continues to achieve extraordinary results, capitalizing on important opportunities in a growing industry. On behalf of the Points' board of directors, we recognize this impressive contribution and thank all Points employees.

The year ahead holds much promise. We look forward to continued revenue growth and exciting new partnerships. Around the globe, the opportunities for Points continue to abound.


/s/ Douglas Carty                       /s/ Robert MacLean
-------------------------------------   ----------------------------------------
Douglas Carty                           Robert MacLean
Chairman                                Chief Executive Officer
April 22, 2004

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                                                            Corporate Highlights

HIGHLIGHTS

     April 2004

     - Starbucks, the leading retailer, roaster and brand of specialty coffee in the world, joins the Points Exchange.

     - S&H greenpoints(R), the digital reincarnation of S&H Green Stamps, the most successful loyalty program in history, also joins the Points Exchange.

     - Points reaches commercial agreement with IAC affiliate Interval International.

     - Launched renewal functionality on the Points Exchange including the addition of PAY WITH POINTS technology allowing members to perform exchanges and renew their membership using loyalty miles and points.

     March 2004

     - Points announces and completes the acquisition of the assets of MilePoint.

     - Points celebrates over 3 billion points and miles exchanged through the Points Exchange.

     - Implemented large-scale, back-end architecture enhancements to the Points Exchange; setting the stage for cost effective growth, enhanced security and future development efficiencies.

     -    US Airways(R) joins the Points Exchange.

     February 2004

     -    Points re-launches POINTSelite solution for American Airlines.

     -    Points shares graduate to trading on the TSX.

     January 2004

     -    Points receives conditional TSX listing approval.

     - Points partners with Scandinavian Airlines Systems (SAS), enabling EuroBonus members to buy points online.

     -    Points launches POINTSgift, the second product for Lufthansa.

     December 2003

     - Focused on merchandising 3,600 available exchange options with the launch of a redesigned look and feel, navigation and brand on the Points Exchange.

     -    IAC affiliate ReserveAmerica joins the Points Exchange.

     - Points reaches an agreement with Hbc; Points will deliver POINTScorporate solution, powering the sale of Hbc Rewards to corporate partners.

     - New relationship between Marriott International Inc. and Points begins. Agreement allows members to exchange their loyalty program miles and points into Marriott TravelCards(sm).

     November 2003

     - Points is selected by eBay as vendor for new loyalty initiative; eBay Anything Points(TM) "Offer Manager" powered by Points.

     - Points and Vesdia Corp. sign exclusive multi-year agreement. U.S. residents are now allowed to convert points and miles into college and retirement savings.

     - Optimized the customer experience on the Points Exchange with the implementation of a guided 3-step process for completion of exchanges.

     September 2003

     - Points and American Airlines expand their relationship with a comprehensive multi-year agreement. The agreement significantly enhances the commercial relationship for both parties.

     - Supported an enhanced member acquisition strategy with deployment of a simplified one-page enrolment process on the Points Exchange.

     August 2003

     - Points and eBay execute an additional commercial agreement to enhance eBay's Anything Points(TM) program and select Points as the key vendor in supplying technology and services to eBay's program. The agreement engages Points to develop and power new functionality for eBay Anything Points that will enable sellers to offer points to buyers. The Offer Manager will allow eBay sellers to issue eBay Anything Points to buyers who purchase their goods and services on eBay.

     -    Ramada(R) selects Points technology for its TripRewards program.

     June 2003

     - Points welcomes board members Erik Blachford and Eric Korman from InterActiveCorp.

     May 2003

     - Implemented a major initiative to re-launch the Points Exchange with a focus on usability and functionality enhancements.

     - Points and eBay form a strategic relationship to launch eBay's new Anything Points(TM) program.

     April 2003

     - POINTSpurchase solution is launched for Lufthansa. Points welcomes this relationship with its first European partner.

     - Points and InterActiveCorp ("IAC") close $15.1 million strategic investment. IAC acquires a 19.9% stake in Points, able to acquire 55% within three years (as of the date hereof, approximately two years remain in the term of the warrant and the investment would require an additional investment of $82.4 million to $91.6 million by IAC into Points).

     -    Spiegel Incentives joins the Points Exchange; adds new retail option.

     - Points and InterContinental Hotels launch a suite of Points Solutions. Points powers the online sale of Priority Club(R) Rewards member benefits, along with other enhancements.

     March 2003

     -    Points celebrates over a billion points and miles transacted.

     - Points welcomes new board member Christopher Payne of CIBC Capital Partners.

     February 2003

     - eBay enters into an agreement with Points. Points celebrates exciting new relationship, with work underway to develop a number of solutions for eBay.

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                                                                 Management Team

ROBERT MACLEAN, Chief Executive Officer: Mr. MacLean has served as Chief Executive Officer of Points since February 2000, and is a member of the Corporation's board of directors. A founder of the organization, Rob champions the vision for this revolutionary business and directs an exceptional team of senior managers delivering impressive results. Previously, Rob held a variety of positions with major airlines in Canada over a 12-year period, most recently as Vice President, Sales with Canadian Airlines, with responsibility for the Canadian Plus loyalty program.

CHRISTOPHER BARNARD, President: Mr. Barnard serves as President of Points, and has been an officer of the Corporation since co-founding its predecessor, Exclamation International Incorporated, in 1998. In this role, Christopher leads financing and investment initiatives for the company and plays a key role in guiding business strategy and the development of new partnerships.

STEPHEN YUZPE, Chief Financial Officer and Corporate Secretary: Mr. Yuzpe joined the Corporation's predecessor, Exclamation International Incorporated, in February 1999.As CFO, Stephen is responsible for managing the company's financial well-being and guiding the growth of the business. He plays a critical leadership role, overseeing accounting, legal, regulatory affairs, investor relations and operations for the organization. In this capacity, he manages relationships with a number of outside professional firms, including auditors and external legal counsel.

DARLENE HIGBEE CLARKIN, Chief Technology Officer & Vice President: Ms. Higbee Clarkin leads the ongoing development of Points web application and partner integration and is responsible for Points' technology planning. Darlene directs a highly skilled group of IT professionals to integrate new partnerships, to support the Points Solutions web applications and to research and implement future development. Darlene brings over 18 years of loyalty program and information technology experience to Points.

GRAD CONN, Chief Marketing Officer: The Corporation was pleased to announce the hiring of Grad Conn, Chief Marketing Officer, in May 2004. Grad will be responsible for building a world-class marketing organization at Points. Grad's 20-year history in marketing includes nine years at Procter & Gamble, and most recently as Vice President, Managing Director for Grey Direct + Interactive. Grad also has a strong entrepreneurial background which includes CEO and Founder of OpenCola Inc., which was declared by Fortune magazine to be "one of the 25 coolest technology companies of 2001".

WILLIAM THOMPSON, Senior Vice President, Partners: Bill Thompson joined Points in August 2000. Based in Dallas, Texas, he leads the business development team and is responsible for developing and managing loyalty program relationships for all Points partners. Bill brings the depth of more than 30 years of industry experience, and was previously a managing director with American Airlines.

MORLEY IVERS, Vice President, Business Strategy: In the role of Vice President, Business Strategy, Mr. Ivers is responsible for developing strategies and implementing solutions and key partnerships for many areas of the organization. Since joining the team in April 2001, Morley has successfully identified, developed and executed a number of strategic relationships for Points, including those with eBay Inc. and Sabre Airline Solutions. He is currently focused on establishing partnerships with industry-leading organizations in several business verticals. Mr. Ivers is a graduate of The Richard Ivey School of Business.

STEVE OGDEN, Vice President, Product Development: As Vice President of Product Development and one of the original Points founders, Steve Ogden is responsible for the design and implementation of the company's suite of custom technology products. A strong professional asset to Points, Steve contributes 16 years of product development, marketing, communications and loyalty program experience in the dynamic and highly competitive airline industry.

JERRY PHILIP, Vice President, Business Development: Jerry Philip joined Points in March 2000 as one of the original Points founders, and holds the position of Vice President, Business Development. A 15-year veteran of the airline industry, Mr. Philip supports business development for Points and plays a key role in acquiring and managing partner relationships. Before joining Points, Jerry spent more than 10 years with Canadian Airlines, most recently in the position of Manager, Incentive Programs.

CHRISTINE VANDAELE, Vice President, Consumer Marketing: As the Vice President, Consumer Marketing, Ms. Vandaele is responsible for strategic direction and operations in the areas of product development, direct marketing, partner marketing and public relations. Ms. Vandaele contributes over eight years of experience in the areas of loyalty marketing and finance, specializing in product development, pricing, financial modeling and supplier negotiations. Prior to joining Points, she was a divisional controller at Canadian Airlines and more recently, at Points, she headed up the business planning area.
Ms. Vandaele holds an MBA from Simon Fraser University.

IAIN WEBSTER, Vice President, Europe, the Middle East & Africa (U.K. subsidiary): Iain Webster joined Points in June 2002, driving the expansion of Points Solutions across key overseas markets. Based in London, England, Iain works closely with Points distribution partner Sabre to accelerate business development in these markets. Iain is a highly experienced loyalty-marketing manager with a 25-year background in the global travel industry and new technologies.

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                                                                    Management's
                                                                  Discussion and
                                                                        Analysis

The following management's discussion and analysis ("MD&A") of the performance, financial condition and future prospects of Points should be read in conjunction with the Corporation's audited consolidated financial statements (including the notes thereon) for the year ended December 31, 2003. Further information, including Points' Annual Information Form ("AIF") for the year ended December 31, 2003, may be accessed at www.sedar.com. All financial data herein has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified. This MD&A is dated as of April 22, 2004.

Forward-looking Statements

Some of the statements contained or incorporated by reference in this MD&A, including those relating to Points' strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions, are forward-looking statements within the meaning of Canadian securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Points as set forth herein. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

The forward-looking statements contained or incorporated by reference in this MD&A are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and shareholder value of Points may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in Points' AIF filed with Canadian securities regulators and the factors detailed in Points' other filings with Canadian securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

Responsibility of Management

The preparation of the financial statements, including the accompanying notes, is the responsibility of management. Management has the responsibility for selecting the accounting policies used in preparing the financial statements. In addition, management's judgement is required in preparing estimates contained in the financial statements.

Management acknowledges their responsibility in their letter of representation to the Corporation's Auditors, and this responsibility is referred to in the audit opinion.

Overview of Points' Business

Core Business - Points Solutions

Points has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of the Points Exchange and a suite of Private Branded Solutions available to loyalty program operators.

The Points Exchange

In April 2001, Points launched its cornerstone product, the proprietary Points Exchange. The Points Exchange is an online service allowing consumers who are members of participating loyalty programs to exchange their loyalty program points and/or miles between the participating loyalty programs. The Points Exchange also serves as a central resource to help individuals track their account balances with a number of their major loyalty programs. Management believes that the Points Exchange is currently the only independent loyalty points exchange of its kind.

As at December 31, 2003, the Points Exchange had attracted 35 loyalty program participants (39 as at the date hereof), including the loyalty programs of leading airlines, hotels, online businesses, retail businesses and gift certificate programs.

Private Branded Solutions

In addition to the Points Exchange, Points offers a portfolio of Private Branded Solutions to loyalty programs. This suite of technologies includes:

POINTSpurchase and POINTSgift - facilitates the online sale and gift of miles, points and other loyalty program currencies.

POINTScorporate - facilitates the sale of loyalty program currencies to corporate customers.

POINTStransfer - facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts.

POINTSintegrate - functions as a common platform to process transactions between third-party loyalty programs, to simplify and automate a complex and resource-intensive process with a single integration.

POINTSelite - facilitates the online sale of tier status to members of loyalty programs.

POINTScustom - custom applications developed for select large loyalty program partners.

Significant Business Developments in 2003 and the First Quarter of 2004

Strategic Investment by InterActiveCorp

On April 11, 2003, InterActiveCorp (formerly USA Interactive) ("IAC") made a $15.1 million strategic investment (the "IAC Investment") in Points. The investment was made through a wholly-owned affiliate of IAC, created for this purpose, which purchased one Series Two Preferred Share and Common Share purchase warrants. In addition to strategic guidance, Points enjoys cost savings by being part of IAC's purchasing group. For example, Points receives cost savings on procurement of computer hardware and software as a direct result of its association with IAC.

Points believes that there are revenue opportunities available through its association with the IAC group of companies as it develops or enhances its individual loyalty strategies. Furthermore, numerous marketing opportunities exist among the IAC group of companies.

For more information on the investment by IAC, see "Liquidity" below.

Enhanced Relationship with American Airlines

On September 5, 2003 (effective August 27, 2003), Points consummated an agreement (the "Alignment Agreement") with American Airlines, Inc. ("American Airlines") which significantly enhanced the commercial relationship between the parties. Under the alignment agreement, certain contracts between the parties were extended for five years. In addition, Points acquired from American Airlines outstanding warrants and warrant acquisition rights exercisable to acquire up to 4,827,255 common shares of Points' subsidiary Points.com
Inc. ("Points.com"). American Airlines, through its AAdvantage program, has been and continues to be Points' most important business partner.

New Strategic Relationship with eBay

In 2003, Points developed a significant relationship with online leader eBay Inc. ("eBay"). Under this relationship, eBay's Anything Points ("EAP") program became an anchor Points Exchange partner, and Points implemented a number of Points Solutions to power core elements of the EAP program, including POINTSintegrate. In addition, in August 2003, eBay selected

Points to develop and operate a POINTScustom product, the "Offer Manager", for their EAP program. The Offer Manager allows eBay sellers to issue EAPs to buyers who purchase their goods and services on eBay.

In March 2004, Points and eBay agreed to continue eBay's participation on the Points Exchange through at least December 2005 and eBay made Points the exclusive exchange vehicle for all airline, hotel, car rental and major online loyalty programs participating with eBay's EAP program.

Toronto Stock Exchange Listing

On February 24, 2004, Points' Common Shares were listed for trading on the Toronto Stock Exchange under the symbol "PTS". The Corporation's Common Shares ceased to trade on the TSX Venture Exchange at the close of trading on February 23, 2004.

MilePoint Acquisition

On March 31, 2004, Points acquired substantially all of the assets of MilePoint, Inc. ("MilePoint"), a leading loyalty program technology and service provider (the "MilePoint Acquisition"). The MilePoint Acquisition has allowed Points to add to its partner base relationships with Northwest Airlines, Delta Air Lines and Starwood Hotels, among others, and increase the potential of both the Points Exchange and the Corporation's broad portfolio of Private Branded Solutions. In connection with the MilePoint Acquisition, Points has retained for one year, as consultants, MilePoint's founders and loyalty industry veterans, Mark Lacek and Peter Brennan.

In 2003, MilePoint had unaudited earned revenue of $2.2 million and was slightly profitable. Points expects to realize significant operating synergies by integrating MilePoint's products into Points' operations. Management expects that most of the synergies will be achieved by the end of 2004.

For further information on the MilePoint Acquisition, see "Results of Operations" below.

Revenue Recognition Policies

The revenue recognition policies for the Points Solutions are as follows:

Points Exchange:

     - Revenues from transaction processing are recognized as the services are provided under the terms of related contracts.

     - Membership dues received in advance for services are recognized over the term of service. Membership dues are $19.95 annually for a PointsPlus membership.

     - One-time trading fees ($5.95 per trade) are recognized at the time of the trade (for non-PointsPlus members).

     -    Exchange commissions are a percentage of the exchanged value.

Private Branded Solutions:

     - Revenues from the sale of loyalty program points are recorded net of costs.

     -    Hosting and management fees are recognized in the period of service.

     - Non-refundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when received.

     - Technology design, development and maintenance revenues are recorded on a "percentage-of-completion" basis.

Key Business Drivers

Revenue growth has historically been, and will continue to be, generated by growth of membership in and use of the suite of Points Solutions (i.e., the Points Exchange and Private Branded Solutions).

Growth in the number of individual members using the Points Exchange is driven by three factors which contribute to increased site traffic and the ease with which a consumer can join the Points Exchange to conduct exchange transactions. These factors are website usability and enhancements, marketing (awareness and brand) and partner activity. For additional information, see "Points Exchange Growth" on page 15 hereof.

Growth in Private Branded Solutions will occur from organic growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see "Private Branded Solutions Growth" on page 16 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation's growth prospects. For additional information, see "Growth of Loyalty Program Industry" on page 19 hereof.

Results of Operations - Revenues

Overview

                                   2003         2002         2001
                                ----------   ----------   ----------
Points operations               $5,502,744   $2,308,846   $  686,194
Revenue from other sources(1)           --           --      112,033
Interest and other revenue         355,960       59,446      207,744
TOTAL REVENUE                   $5,858,704   $2,368,392   $1,005,971

Note: (1) In 2001, prior to restructuring, a subsidiary of the Corporation recognized revenues of $89,035 attributed to "appreciation on dilution of investment" and $22,998 attributed to "consulting".

Total revenue increased from $2,368,392 in 2002 to $5,858,704 in 2003, an increase of 147%. The increase in revenue in 2002 relative to 2001 was 135%. The provision of Points Solutions accounted for approximately 94% of the revenues in 2003 ($5,502,744). Interest income accounted for the remaining 6% of the Corporation's revenues.

A substantial portion of Points' revenue is generated through the provision of Private Branded Solutions for loyalty programs by way of fees for technology services and transaction fees or commissions paid to Points by the operators of the loyalty programs.

Points earns revenue from the Points Exchange in two principal ways. First, Points charges a commission on all exchanges, based on a value of the loyalty currency tendered for exchange by the loyalty program member. Through the exchange model, the participating loyalty program sets a value on the currency tendered for "sale". Based on this valuation, a percentage is remitted to Points and the remaining balance is used to purchase the currency of another participating loyalty program. Second, loyalty program members pay Points either a fee for each exchange transaction on the Points Exchange or an annual fee for a membership that includes unlimited exchange transactions.

For the year ended December 31, 2003, two key customers represented approximately 61% (2002 - 77%) of the Corporation's gross revenues and two key customers represented approximately 58% (2002 - 91%) of the Corporation's deposits. Management expects the economic dependence on key customers to continue on a downward trend.

Management recognizes that the Corporation must achieve profitability through revenue growth and cost management. By

2005, management expects that Points' revenues will exceed its general and administrative expenses.

Revenue Growth

Revenue growth has historically been, and will continue to be, generated by growth of membership in and use of the suite of Points Solutions products. Growth in product usage will occur from the organic growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on on-going business development efforts, is optimistic about new revenue sources in 2004.

Growth in Use of the Points Solutions

The suite of Points Solutions experiences revenue growth based on the number of loyalty program partners and consumer members who participate in the various programs.

Partner Summary - Total Number of Partners(1)    2003   2002   2001
---------------------------------------------   -----   ----   ----
Points Exchange                                    35     25     13
Private Branded Solutions                          12      6      3
Cumulative Miles Transacted (000,000's)         3,027    977    100

Notes: (1) Partners may be included in both the Private Branded Solutions and the Points Exchange.

Points Exchange Growth

Growth in the number of consumer members using the Points Exchange is driven by three factors that contribute to both increased site traffic and the ease with which a consumer can join the Points Exchange and then conduct exchange transactions: website usability and enhancements, marketing (awareness and brand) and partner activity. The Corporation has been focused on website usability and other enhancements throughout 2002 and 2003. In particular, 2003 saw numerous important product enhancements to the Points Exchange, including three version releases enhancing website usability and the addition and implementation of email promotions, off-line databases, and message centre tools. In 2004, Points expects to release further website enhancements and expand its marketing promotions and programs to accelerate growth of the Points Exchange.

Growth in activity on the Points Exchange is heavily affected by partner activity. The number of loyalty program participants, their industry mix and the average ratio of loyalty currency exchanged to new loyalty currency issued (the "Trade Ratio"), which has been steadily improving, are important elements in the growth of the Points Exchange. Points continues to focus its business development efforts on adding the optimal partners according to size and industry to the Points Exchange, and has been and will continue to work with existing program participants to improve the Trade Ratio. Management expects to continue to see successes in these areas in 2004. The number of trades completed on the Points Exchange has grown year over year and management expects this trend to continue.

Points Exchange METRICS                     DEC. 31, 2003   DEC. 31, 2002   DEC. 31, 2001
-----------------------                     -------------   -------------   -------------
Total Loyalty Programs                               35              25              13
Trade Ratio(1)                                1.68 to 1       1.94 to 1       2.58 to 1
Year over Year Growth in Total Trades (%)           279             230             n/a

Notes: (1) Average rates are based on all miles and points exchanged and excludes gift certificates. The results are based on actual trades made during the fiscal year.

Private Branded Solutions Growth

The Private Branded Solutions have been designed with each partner's look and branding. As a result, Points has little impact on driving traffic and transactions through its partners' sites. However, Points has seen continuous growth in the products since each launch. Management expects this trend to continue for new and existing Private Branded Solutions.

Private Branded Solution METRICS   DEC. 31, 2003   DEC. 31, 2002   DEC. 31, 2001
--------------------------------   -------------   -------------   -------------
Total Unique Partners                    12               6              3
Total Private Branded Solutions          30              17              6

Product Summary - Total Number of Private Branded Solutions

Private Branded Solutions(1)      2003   2002   2001
----------------------------      ----   ----   ----
POINTSpurchase                      9      6      3
POINTSgift                          8      6      3
POINTStransfer                      2      1      0
POINTScorporate                     4      2      0
POINTSelite                         2      1      0
POINTScustom                        2      0      0
POINTSintegrate partners(2)         3      1      0
TOTAL PRIVATE BRANDED SOLUTIONS    30     17      6

Notes: (1) Includes products sold to new and existing customers.(2) Each POINTSintegrate partner will have third parties integrated into their technology platform. There are 14 existing partner integration add-ons among the three POINTSintegrate partners.

Sources of Revenue Growth

Approximately 94% of the Corporation's revenue is generated through its Points Solutions, which have two primary sources for growth: organic growth through increased use of existing contracted Points Solutions; and the development of new contracted Points Solutions.

% of Revenues From:                              2004 (PROJECTED)   2003 (ACTUAL)   2002 (ACTUAL)
-------------------                              ----------------   -------------   -------------
Organic growth of existing Points Solutions(1)          73%               66%             63%
New contracted Points Solutions with new and
   existing partners                                    27%               34%             37%
TOTAL                                                  100%              100%            100%

Note: (1) Includes MilePoint solutions placed with partners acquired from MilePoint.

Organic Growth of Existing Points Solutions

The large majority of existing products that Points operates, including those on behalf of partner loyalty programs, continue to grow through increased consumer awareness, consumer adoption and loyalty program growth. As Points earns transaction fees or commissions on the majority of these products and as the products continue to grow, Points expects to continue to derive a large portion of its revenues in this manner.

Organic growth of existing Points Solutions accounted for 66% of revenues in 2003. Revenue from organic growth grew by 150%, from $1.45 million in 2002 to $3.6 million in 2003. Management expects this trend to continue as the base of existing products continues to grow.

New Contracted Points Solutions

Selling new Points Solutions is an important source of new revenue. New Points Solutions sold to loyalty program partners grow the base of products being managed and therefore the organic revenue base and, in the case of sales to new loyalty program partners, provide an opportunity to place additional Points Solutions with the same partner.

Revenue from the sale of new Points Solutions grew by 119%, from $845,000 in 2002 to $1.9 million in 2003. Revenue growth was attributed to growth in both the number of partners participating on the Points Exchange and the number of Private Branded Solutions placed with existing and new partners. Points sold new Private Branded Solutions products to six new loyalty program partners in 2003, doubling its unique partnership base for the sale of these products (in particular, Points deployed three new POINTSpurchase products, two new POINTSgift products, one POINTStransfer product, two new POINTScorporate products, one POINTSelite product, two POINTScustom products and two new POINTSintegrate products with 14 add-on integrations). In addition, 10 new loyalty program partners were added to the Points Exchange during 2003.

Points believes that its suite of Points Solutions is applicable to all of its large loyalty program partners and will continue to focus business development resources on both the sale of new products to current partners and to sales to new partners. Management is focused on expanding the Points Exchange partnership base in 2004 across various loyalty verticals. In particular, Points will continue to focus on new partnerships in the hotel, retail, car rental, online, and financial services categories throughout 2004.

Projected revenues for 2004 attributed to the deployment of Points Solutions to new loyalty program partners are considerably riskier than organic growth of existing Points Solutions. Revenue growth is still substantially dependent on generating new contracts for the purchase of Points Solutions products. While management expects continued business development success, there is no certainty that Points will continue with its past success of acquiring new contracts with new or existing partners.

Other Factors Contributing to Revenue Growth

In addition to the sources of revenue and growth described above, three other factors contribute to the Corporation's financial performance: interest income, fluctuations in foreign exchange rates and the growth of the loyalty program industry.

Interest Revenue

The Corporation earned interest income of $355,960 in 2003, compared with $59,446 in 2002. The major factor resulting in higher interest income is the growth in the Corporation's cash reserves. Interest revenue is a function of the Corporation's cash balances and the prevailing interest rates. Canadian cash reserves are invested in a combination of short-term liquid assets and short-term bonds. The bond portfolio has a duration of less than three years and yield over 3%. Foreign currency continues to be invested in short-term and money market instruments. Points' cash and short-term investments are valued quarterly at the lower of cost and market value. As Points' business continues to grow, cash reserves and related interest income are also expected to increase, although this growth is not expected to be a material portion of the Corporation's revenue going forward. Interest rates will continue to influence interest earnings. The Corporation's bond portfolio is exposed to financial risk that arises from the credit quality of the underlying bond issuers. The Corporation seeks to mitigate the credit risk by diversifying its bond holdings and only investing in securities with a credit rating of "A" or higher.

A summary of the Corporation's investments is as follows:

                                                                        US$          OTHER
                          YIELD (%)   CREDIT RATING     C$ TOTAL    DENOMINATED   DENOMINATED
                          ---------   -------------   -----------   -----------   -----------
Cash held at bank(1)       0.78            n/a        $10,651,461    $6,938,320     534,303

Money market securities    2.44(2)      R1 - High          41,620           n/a         n/a

Bonds(3)                   4.46          A - AAA        9,581,755           n/a         n/a

TOTAL                                                 $20,274,836    $6,938,320     534,303

Notes:(1) C$ Total represents total cash held at bank inclusive of all denominations; US$ and Other Denominated currencies are a subset of the C$ Total and are represented in their local currency amount. (2) Yield as at December 31, 2003. (3) Bond yield is calculated as the simple average of the portfolio's semi-annual yield to maturity.

Foreign Exchange Rates

The translation of the Corporation's revenues and expenses from U.S. to Canadian dollars is, and will continue to be, sensitive to changes in the U.S./Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 92% of the Corporation's revenues are in U.S. dollars and the remaining 8% are split between Canadian dollars and Euros. Management expects that the percentage of US dollar-based revenue will not decrease significantly in 2004.

Approximately 61% of the Corporation's expenses are in Canadian dollars, 37% are U.S. dollar-based and 2% are based in other foreign currencies. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

As the following table highlights, the Canadian dollar strengthened in 2003, which had a material, negative impact on the translation of the Corporation's U.S. dollar revenues. Compared to 2002, the Canadian-based revenue growth was reduced by 11.2% relative to U.S. - dollar revenue growth in 2003. In dollar terms, Points revenue would have been approximately $6,512,000 (actual revenues for 2003 were $5,858,704, a difference of approximately $655,000) had FX Rates in 2003 been the same as the rates in 2002. U.S. dollar expenses and commitments were also reduced by 4.7% due to the strengthening Canadian dollar. In dollar terms, Points' general and administrative expenses would have been approximately $8,409,000 (actual expenses for 2003 were $8,029,471, a difference of approximately $380,000) had FX Rates in 2003 been the same as the rates in 2002. In summary, the strengthening Canadian dollar increased Points'net loss in 2003 by approximately $275,000 or 4%.

The Corporation's revenue growth will slow (in Canadian dollar terms) if the Canadian dollar continues its trend of strengthening relative to the U.S. dollar. Similarly, it is expected that Points' expenses should also decrease, dampening the negative impact to net income.

U.S. - CANADIAN FX RATES    2003    2002    2001
------------------------   -----   -----   -----
Year Start                 1.573   1.592   1.499

Year End                   1.295   1.577   1.591

Year Average               1.401   1.570   1.549

Growth of Loyalty Program Industry

The Economist reported on the growing importance of loyalty programs in an article from its May 2, 2002 issue, entitled "Fly me to the moon", noting that on an annual basis, airlines sold "roughly US$10 billion worth of miles to partners, such as credit card firms". In another article (entitled "Frequent-flyer economics," from the same issue), The Economist reported that "frequent flyer miles started as a marketing gimmick, but they have become a lucrative business," that "roughly half of all miles are now earned on the ground, not in the air," and that with "the world-wide stock of unredeemed miles
....close to 8.5 trillion ...the total global stock of frequent flyer miles may now be worth almost US$500 billion".

Management understands that members of loyalty programs are much more likely to utilize the Points Exchange and the other products from the suite of Points Solutions when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles that an economy-class flight) and by program type (the "cost" of a flight typically starts between 15,000 and 25,000 miles whereas a night in a hotel starts at 10,000 points). Therefore, growth in consumer loyalty program account balances will create demand for Points Solutions. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time and the number of consumers moving through a loyalty redemption (for example, receiving an award of some type).

Several respected periodicals estimate strong growth in the popularity and participation in loyalty programs. For example, in addition to The Economist, cited above, according to the "frequent flyer facts" section of the website of InsideFlyer magazine (www.webflyer.com), a leading publication for members of frequent traveler programs.

     loyalty programs grow at a rate of 11% per annum, with over 120 million members worldwide. While there are about 92 frequent flyer/guest programs in the world, American AAdvantage, the largest frequent flyer program in the world, began with 283,000 members in 1981 and has grown to more than 45 million members.

Results of Operations - General and Administrative Expenses

General and Administrative Expenses

General and administrative expenses grew by 16% in 2003. This increase reflects the cost of expanding operations, including the launch of a number of Private Branded Solutions to new and existing customers. The Corporation continues to make significant expenditures for its technology, its technological expertise and its industry expertise, in order to have the appropriate infrastructure and personnel required to deal with large, established companies. The Corporation's investment in the above areas was critical in completing its commercial agreements with its strategic partners (for example, American Airlines, eBay and IAC). In the past two years, there has been little inflationary pressure on costs. Management expects that, while unlikely in 2004, inflation may be a factor in 2005 and beyond. The Corporation will manage its expenses accordingly, should inflation in technology-related costs (employment expenses, technology services, etc.) occur again, as it did in 1998 to 2000.

As the Corporation is still in the process of enhancing and maintaining its technology and increasing loyalty program participation in and sales of the Points Solutions, significant resources continue to be required. While management has made controlling costs a priority, costs are expected to rise in 2004 by more than the increase in 2003 over 2002, as the Corporation continues to scale its infrastructure, add new partners to its suite of products, move from trial/test marketing to a more comprehensive marketing and branding program and begin the transition associated with assimilating the business of MilePoint.

A significant percentage of the planned expense increases in 2004 are either discretionary or variable. Points expects that a series of significant marketing and branding programs will begin in the latter half of 2004. The actual expense incurred will be a function of the types of marketing media employed and incentives offered, as well as the timing of the programs' launch dates. If actual revenue growth projected from the marketing plan does not meet expectations, the expenditures can either be reduced or reallocated to more successful programs.

A summary of the Corporation's general and administrative expenses are as follows:

GENERAL AND ADMINISTRATIVE EXPENSES      2003         2002         2001
-----------------------------------   ----------   ----------   ----------
Employment Costs(1)                   $5,186,899   $4,004,093   $3,132,263
Technology Services(2)                   803,222    1,042,427    1,279,624
Marketing and Communications             386,512      120,861      872,057
Other(3)                               1,652,838    1,773,688      884,539
TOTAL                                 $8,029,471   $6,941,069   $6,168,483

Notes:(1) Wages and employment costs include salaries, contract labour charges, recruiting, benefits and government charges (CPP and EI). (2) Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease interest expenses. (3) Other expenses include foreign exchange losses (or gains), sales commissions and related expenses, travel expenses, professional fees, insurance, office rent and expenses and regulatory expenses.

Employment Costs

As at December 31, 2003, Points had 64 employees. As at March 31, 2004, Points had 68 full-time employees.

                                2003                     2002
                       ----------------------   ----------------------
                       HEADCOUNT   % OF TOTAL   HEADCOUNT   % TO TOTAL
                       ---------   ----------   ---------   ----------
Technology Group           41          64           26          70
Finance                    10          16            2           5
Business Development        8          13            7          19
Marketing                   5           8            2           5
TOTAL                      64         100%          37         100%

The Corporation saw an increase in employment costs in 2003 due predominantly to growth in its technology group to meet the demand for its Private Branded Solutions and continued version enhancements of the Points Exchange platform. Management expects that in 2004 the Corporation will hire additional personnel in business development, marketing and the technology group. Overall, 2004 employment costs are likely to increase moderately relative to 2003. This increase is expected to result from new hiring, annualizing the employment costs of employees hired part way through 2003 and annual salary increases. The Corporation expects to hire fewer personnel in 2004 than in previous years.

Technology Services

Technology Services expenses increase in increments based on business growth and product performance. In general, as loyalty program partners and products are added to the infrastructure, and transactional volume increases, additional servers, processors, bandwidth, memory, etc. are required to provide a secure and robust production environment. The increase in 2004 will be driven by products launched, loyalty program partners acquired and the speed with which Points completes the transition of the MilePoint business. As technology services costs are a function of the number of partners and Points Solutions products, these costs grow proportionately to revenue growth.

Marketing and Communications

In 2003, external marketing expenditures primarily involved partner media sources (for example, in-flight magazines, e-mail and newsletter campaigns, etc.) and/or bonus miles (from the Corporation's prepaid miles - see "Long-term Liabilities and Commitments" for additional information on prepaid miles) awarded for purchasing a PointsPlus membership, conducting an exchange or entering a promotional sweepstakes. Marketing expenses associated with the sale of PointsPlus memberships are amortized over the term of the membership, while the other marketing expenditures are recognized in the period of use.

The Corporation expects to significantly increase its marketing expenditures in the latter half of 2004, primarily focusing on customer acquisition and retention. The marketing and branding foundation built in 2003 has made it possible to expand audience reach and effectively execute large-scale, multi-channel promotions. Advertising expenditures will continue to be focused on partner media as this approach dovetails with business development strategies and is the most cost-effective means to reach Points' target audience. A smaller portion of the budget will be used for targeted non-partner advertising. It is anticipated that marketing and communication expenses could increase substantially if the programs are successful at customer acquisition and retention. If the programs do not meet management's expectations in driving revenue growth, marketing expenses can be eliminated or reallocated in the short term. Management expects that the results of the carefully planned marketing strategy will accelerate Points Exchange activity.

Results of Operations - Operating Efficiency

In 2003, the Corporation experienced 147% revenue growth, improved efficiencies in employment costs and initiated a very targeted approach to its marketing expenditures. The Corporation's operating ratio (defined as the ratio of general and administrative expenses to revenues) has improved by 52% over 2002 and is expected to continue to improve in 2004. The Corporation expects the improvement in operating efficiencies to continue through to 2005 as revenues grow and costs stabilize, thereby achieving a ratio less than one.

EFFICIENCY MEASURE   2003   2002   2001
------------------   ----   ----   ----
Operating Ratio       1.4    2.9    6.1

Results of Operations - Non-Cash Expenses

Forward-looking statements contained in this section, "Results of Operations - Non-Cash Expenses", with respect to future expenses of the Corporation, are not guarantees of such future expenses and involve certain risks and uncertainties that are difficult to predict. Any changes in the Corporation's amortizing assets will subsequently change the Corporation's amortizing expenses.

Amortization Expenses

The Corporation recorded amortization expenses of $2,877,321 in 2003, compared to $2,408,800 in 2002. The increase was attributed to the charges outlined in the following table:

AMORTIZATION EXPENSE               2004         2003         2002
--------------------            ----------   ----------   ----------
Deferred costs                  $  658,064   $  531,914   $  328,763
Intangible assets(1)             1,287,655      756,201      567,150
Property, Plant and Equipment      358,585    1,589,206    1,512,887
TOTAL AMORTIZATION              $2,304,304   $2,877,321   $2,408,800

Note: (1) 2004 includes amortization of intangible assets ($3,725,000) acquired in the MilePoint Acquisition.

Amortization of Deferred Costs

                         2004         2003        2002       2001
                      ----------   ----------   --------   --------
Annual amortization   $  658,064   $  531,914   $328,763   $246,572
Closing balance       $2,234,646   $2,790,816   $410,954   $739,717

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings. Points has incurred deferred costs in connection with the following financial transactions:

a. Points reports deferred financing charges in connection with the 11%, $6,000,000 senior secured convertible debenture (the "Debenture") issued to CIBC Capital Partners as this financial instrument is classified as debt. The related balance sheet value will be nil at March 31, 2004.

b. The Corporation reports deferred financing charges in connection with the Series Two Preferred Share issued pursuant to the IAC Investment, as this financial instrument is also classified as debt. The Series Two Preferred Share has 37 amortization periods remaining.

c. In consideration of the value to the Corporation of the Alignment Agreement with American Airlines, the Corporation issued 2,196,635 Common Shares to American Airlines valued at $2,240,568. The Common Shares have been classified as deferred costs and will be amortized over a period of five years. There are 19 amortization periods remaining.

d. The Corporation posted approximately $57,000 in fees in 2003 associated with the MilePoint Acquisition. These deferred costs and all other fees associated with MilePoint Acquisition incurred in 2004 will be included as part of the costs of acquisition.

Amortization of Intangible Assets

                            2004         2003         2002
                         ----------   ----------   ----------
Annual Amortization(1)   $1,287,655   $  756,201   $  567,150
Closing balance          $3,758,037   $1,320,692   $1,946,539

Note: (1) 2004 includes amortization of intangible assets ($3,725,000) acquired in the MilePoint Acquisition.

The excess of the cost over the value attributed to the underlying net assets of the shares of Points.com acquired in 2002 is amortized on a straight-line basis over a period of three years. Certain intangible assets (i.e., partner contracts) acquired through the MilePoint Acquisition will be amortized commencing in 2004 (see "Commitments Related to MilePoint Acquisition" for additional information). Goodwill related to the acquisition will not be amortized unless the assets are deemed to have become impaired, in which case the goodwill will be written off in the appropriate period.

Amortization of Property, Plant and Equipment

                         2004         2003         2002
                      ----------   ----------   ----------
Annual amortization   $  358,585   $1,589,206   $1,512,890

Closing balance       $1,482,951   $  513,723   $1,764,199

The following initiatives in 2004 are expected to affect future period plant, property and equipment amortization expense:

a. Leasehold improvements and furniture and equipment costs are expected to increase by approximately $517,800 as a result of the move to a new facility.

b. Technology costs are expected to increase by approximately $811,000 as a result of the MilePoint Acquisition and organic growth of the Corporation's existing products.

Other Non-Cash Expenses

Interest on Convertible Debenture

Accrued interest on any principal amount of the Debenture that is converted into common shares ceases to be payable. In addition, in the event that an exercise of the Warrants (as defined in "Liquidity - IAC Investment" below) results in a change of control of Points, accrued interest on the Debenture will be waived and the principal amount of the Debenture will be repayable within 30 days. See "Commitments Related to the Terms of Certain Financing Arrangements" below.

Interest on the outstanding principal amount of the Debenture accrues at a rate of 11% per annum. Interest compounds on an annual basis on the day immediately prior to each anniversary of the original issue date, being March 15, 2001. Thereafter, interest accrues on such compounded interest at the rate of 11% per annum.

                             2008     2007     2006     2005    2004    2003    2002    2001
                            ------   ------   ------   -----   -----   -----   -----   -----
Accrued Interest ($000's)      257    1,209    1,089     981     884     854     660     522

Debenture Value ($000's)    12,457   12,200   10,991   9,902   8,920   8,036   7,183   6,522

Interest on the Series Two Preferred Share

                              2013   2012   2011   2010   2009   2008   2007   2006   2005   2004   2003
                              ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Accrued Interest ($000's)      244    868    868    868    868    868    868    868    868    868    624

Series Two Preferred
   Share Value ($000,000's)   21.1   20.9   20.0   19.1   18.2   17.4   16.5   15.6   14.8   13.9   13.0

Results of Operations - Earnings and Shareholder Equity

Net Loss

The Corporation reported a net loss of $6,536,191 for 2003, compared with a net loss of $7,807,378 for 2002. The major factor in the reduction of net losses was the growth in revenue.

Included in the 2003 net loss amount are non-cash expenses totalling $4,355,671, accounting for approximately 67% of the net loss and 35% of total expenses. Non-cash expenses contributing to the 2002 net loss totalled $3,068,800 or 39% of the net loss and 30% of total expenses.

Shareholder Equity

The deficit in shareholder equity has increased from $4,414,195 at December 31, 2002 to $5,222,809 at December 31, 2003. The increased deficit was largely related to Points' operating loss for 2003. Management expects the growth in this deficit to decrease as Points' business grows.

Loss Per Share

The Corporation's loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the year, which amounted to 58,823,652 shares at December 31, 2003, compared with 51,656,033 shares at December 31, 2002.

The Corporation reported a net loss of $0.11 per share for 2003, compared to a net loss of $0.15 for 2002. For 2003 and 2002, the number of fully diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully diluted basis) and therefore, in accordance with Canadian generally accepted accounting principles, fully-diluted loss per share is not computed. The fully diluted calculation for both fiscal 2003 and 2002 would have otherwise included Common Shares underlying outstanding securities, such as options, warrants and preferred shares convertible or exercisable to acquire Common Shares.

Liquidity

Overview of Liquidity

Management views liquidity as the Corporation's ability to generate sufficient cash (or cash equivalents) to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance Sheet indicators of liquidity include cash, accounts receivable and accounts payable. Earnings before interest, taxes, depreciation and amortization ("EBITDA") are the key indicator of the change in the liquidity of Points' operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of Private Branded Solutions and to the Points Exchange, revenues are expected to grow, resulting in increased liquidity.

Earnings (Loss) Before Interest, Amortization and Other Deductions

The Corporation uses earnings (loss) before interest, amortization and other deductions ("EBITDA") as an internal measure. Management believes that EBITDA is an important financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash burn or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (depreciation and amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. Management expects the Corporation to have a positive EBITDA in 2005.

For the year ending December 31, 2003, the Corporation's EBITDA was ($2,170,767), compared with ($4,572,777) for 2002. The decrease in the loss was related to the growth of revenues, partially offset by a smaller increase in the management of general and administrative expenses, each as discussed herein.

IAC Investment

The following is a general summary of the terms of the IAC Investment. More comprehensive disclosure of the IAC Investment is contained in Points' Material Change Report dated March 21, 2003, which is hereby incorporated by reference. See also "Commitments Related to the Terms of Certain Financing Arrangements" below.

Under the IAC Investment, Points issued one convertible preferred share (the "Series Two Preferred Share") and Common Share purchase warrants (the "Warrants") for aggregate cash consideration of $12.4 million and $2.7 million, respectively. Based on Points' capitalization as at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 21,868,750 Common Shares. The Warrants are exercisable for three years from their date of issue (April 11, 2003) to acquire up to 55% of the Common Shares of Points (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share. As at the date hereof and based on Points' current capitalization, the Warrants are exercisable to acquire 80,743,867 Common Shares at an effective price per Common Share of $1.02 between April 11, 2004 and April 10, 2005 and $1.13 between April 11, 2005 and April 10, 2006 (resulting in an additional investment by IAC in Points, if exercised in full and depending on the year of exercise, of up to approximately $82.4 million or $91.6 million). Each of the Series Two Preferred Share and the Warrants contain anti-dilution protection provisions.

Cash and Current Assets

At December 31, 2003, the Corporation had a consolidated cash position of $20,274,836, compared with $7,341,700 at December 31, 2002. Current assets at December 31, 2003 were $22,104,427, compared with $8,266,699 at December 31, 2002.

                     2003         2002         2001
                 -----------   ----------   ----------
Current assets   $22,104,427   $8,266,699   $3,568,458

Cash increased by $12,933,136 in 2003 over 2002. The primary reason for this increase in cash was the $15.1 million investment by IAC. This transaction was a one-time event and Points does not expect to raise capital again in this fashion. In addition, the growing operations of Points, including the number of new partners and Points Solutions contracted, increased cash (and, to a lesser extent, deposits). Management expects Points to continue to generate increasing amounts of cash through operations in 2004.

                                      2003         2002         2001
                                  -----------   ----------   ----------
Cash and short-term investments   $20,274,836   $7,341,700   $2,894,380

Cash From Exercise of Certain Warrants and Options

Certain "in-the-money" warrants and options are due to expire in 2004 and in the first quarter of 2005. Assuming that the market price of the Common Shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities will increase cash by approximately $1.65 million - assuming the exercise in full of these securities, issued and outstanding Common Shares will increase by over 10 million shares.

                                                              EXERCISE / CONVERSION
                                                         -------------------------------   PROCEEDS UPON
SECURITY TYPE                              EXPIRY DATE     NUMBER            PRICE            EXERCISE
-------------                              -----------   ----------   ------------------   -------------
Warrants                                    21-Oct-04         2,500   $             0.28     $      700
Broker Warrants                             30-Nov-04        88,525   $             0.25     $   22,131
Warrants                                    30-Nov-04     2,229,481   $             0.25     $  557,370
Points International Ltd. Options           14-Feb-05     1,752,000   $             0.50     $  876,000
Points International Ltd. Options           14-Mar-05       201,400   $             0.50     $  100,700
Options in subsidiary with liquidity put    17-Feb-05       641,501    Fair Market Value     $   14,091
Options in subsidiary with liquidity put    31-Mar-05     5,455,288    Fair Market Value     $   80,059
TOTAL                                                    10,370,695                          $1,651,051

It is probable that investors will sell some amount of the Common Shares acquired through the exercise of these securities to cover the cash cost, any tax expense or simply to realize a gain. Increased selling pressure on the Common Shares may cause short-term downward pressure on the market price of the Common Shares.

Accounts Receivable

The Corporation's accounts receivable, which primarily reflect December Points Solutions revenues, account for, on average, 17% of annual revenues. The Corporation expects accounts receivable to grow proportionately with growth in revenues. Management deems the risk of bad debts to be minimal based on the structure and nature of the Corporation's cash flows.

                          2003        2002       2001
                       ----------   --------   --------
Accounts receivables   $1,004,370   $267,632   $103,180

Ability to Fund Future Growth

In 2003 the Corporation had cash flows of ($1,406,454) after changes in non-cash balances related to operations, after reporting positive cash flows in 2002. Management expects that the Corporation will generate positive cash flows from its operating activities in 2004 and beyond. Management is confident that the Corporation's cash position is adequate to cover expenses and commitments in the short term, even if revenue growth is slower than planned, and expects that the revenue from the Points Solutions will generate sufficient cash to maintain capacity in the short term and grow capacity and resources in the long term. However, the Corporation is currently not generating an operating profit (revenues minus general and administrative expenses) and cannot be assured that revenue growth will be sufficient to meet liabilities as they come due.

Working Capital

Working capital (defined as current assets minus current liabilities) has reversed from a negative position in 2002 to $10,461,182 in 2003 as a result of both the IAC Investment and growth of the Corporation's revenues. Management expects working capital to remain positive and not degrade materially in 2004. As revenues increase, the Corporation expects cash and current assets to increase proportionately. If, as expected, the Corporation achieves operating profitability in 2005, working capital will continue to grow.

Pursuant to contractual commitments, the Corporation will take the necessary actions to ensure that its current assets are greater than its current liabilities.

Property, Plant and Equipment

The Corporation reported a decrease in property, plant and equipment to $513,723 at December 31, 2003, from $1,764,199 at December 31, 2002. The decrease was related to the amortization of property, plant and equipment during the year. Technology costs under capital lease are depreciated on a straight-line basis over three years. These costs account for 58% of gross property, plant and equipment costs in 2003. The Corporation's technology costs are currently, and are expected to remain, below industry averages as a result of prudent cost containment initiatives.

The carrying amount of existing property, plant and equipment will continue to decrease in 2004. However, leasehold improvements at the Corporation's new facility will increase property, plant and equipment and the corresponding amortization in 2004 and beyond.

Property, Plant and Equipment (net carrying amount)

                                         2003        2002         2001
                                       --------   ----------   ----------
Furniture and equipment                $124,868   $  139,523   $  172,186
Computer equipment                      206,494       98,013      140,018
Software                                105,762      134,300      218,497
Technology costs                         23,782      317,361      597,575
Technology costs under capital lease         --      989,898    1,979,793
Leasehold improvements                   52,817       85,104      123,466
TOTAL PLANT, PROPERTY AND EQUIPMENT    $513,723   $1,764,199   $3,231,535

Goodwill

                                       2003         2002        2001
                                    ----------   ----------   --------
Goodwill and Other Intangibles(1)   $1,320,692   $1,946,539   $120,312

Note: (1) On February 8, 2002, the Corporation completed a restructuring in which it acquired the 5% interest in its subsidiary Points.com that it did not already own, and discontinued all of its other operations. To acquire the remaining shares and outstanding broker warrants of Points.com, the Corporation issued 7,286,160 Common Shares, valued at $1,821,540 and 4,446,453 share purchase warrants with an exercise price of $0.25, valued at $331,512. An additional 595,667 share purchase warrants with an exercise price of $0.25, valued at $37,825, were issued to acquire existing warrants of Points.com and an additional 250,000 common shares, valued at $62,500, were issued to CIBC Capital Partners as a restructuring fee in connection with the restructuring of the Debenture. Legal fees of $139,750 were incurred with respect to the restructuring. The total consideration in the restructuring was $2,393,127, of which $134,524 was allocated to non-controlling interests and $2,258,603 to the cost of acquired technology.

Subsequent to the 2003 year-end, the Corporation completed the MilePoint Acquisition with $3,725,000 to be allocated to amortizing intangible assets and $3,775,000 to (non-amortizing) goodwill. In accordance with CICA handbook,
Section 3062, goodwill will not be expensed unless it is deemed to have become impaired. Management has tested, and concluded, that none of the Corporation's goodwill has become impaired.

Current Liabilities

Current liabilities at December 31, 2003 were $11,643,245, compared with $10,371,715 at December 31, 2002. The increase was related to increased deposits, accounts payable and deferred revenue (membership fees received in advance for services to be provided over a future period are recorded as deferred revenue and recognized as revenue evenly over the term of service).

Through arrangements with partner loyalty programs such as those for POINTSpurchase and POINTScorporate solutions, Points processes transactions involving the online sale of loyalty currencies and collects the funds on behalf of the loyalty program partner. Gross proceeds received on the sale of loyalty program points, net of the commissions earned, are included in deposits and deferred revenue until ultimately remitted. The level of deposits is influenced by partner activity and trends in the overall loyalty industry. As activity increases, the Corporation's deposits increase. The Corporation expects deposits to increase as it experiences organic growth with existing partners, establishes new partner relationships and integrates the MilePoint Acquisition.

The 2003 accounts payable and accrued liabilities include 2003 employee bonus accruals paid in January 2004, and other accrued charges. Accounts payable and accrued liabilities as a percent of annual revenues have declined from 48% in 2001 to 20% in 2003. It is expected that this percentage will continue its downward trend as the Corporation realizes economies of scale resulting in cost containment and increased revenues. The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

                                                        2003         2002         2001
                                                    -----------   ----------   ----------
Accounts payable and accrued liabilities            $ 1,187,598   $1,017,955   $  486,605
Deposits                                             10,455,646    8,946,631    2,096,865
Current portion of obligation under capital lease            --   $  407,128   $  736,749

Long-Term Liabilities and Commitments

                                 PAYMENTS DUE BY PERIOD (AGGREGATE AMOUNT FOR MULTI-YEAR PERIODS) (000'S)
                               ----------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS         TOTAL(1)     2009 +      2008       2007       2006       2005       2004
-----------------------        ---------   ---------   --------   --------   --------   --------   --------
Long Term Debt(2)
(non-cash until repayment)     $  12,457          --   $6,257.2   $1,209.0   $1,089.2   $  981.2   $  884.0
Series Two Preferred Share
(non-cash until repayment)      21,080.0    16,115.5      868.0      868.0      868.0      868.0      868.0
Capital Lease Obligations             --          --         --         --         --         --         --
Operating Leases(3)              2,487.2        11.3      107.4      395.6      395.6      436.9    1,140.4
Partner Purchase
Commitments(4)                   3,974.2          --      299.4    1,365.8    1,025.4      748.2      535.4
MilePoint Acquisition(5) (6)     4,419.5                                        400.0      842.0    3,177.5
TOTAL CONTRACTUAL
OBLIGATIONS (000'S)            $44,417.9   $16,126.8   $7,531.9   $3,838.4   $3,778.2   $3,876.3   $6,605.3

Notes:(1) Represents the aggregate amount for the full duration of the contractual obligations (including years post 2008 and prior to 2004). (2) The Debenture is due on March 15, 2005. The holder of the Debenture has the right to extend the term by one year for up to three consecutive years. See "Interest on Convertible Debenture" above for a summary of payments in a fiscal year if the Debenture matures. (3) Includes technology services commitments and hardware and software operating leases. (4) Includes mileage purchase and co-marketing commitments, see "Partner Purchase Commitments" below. (5) Operating leases and partner purchase commitments, when combined, are equal to Note 17, "Commitments", of the audited annual consolidated financial statements. (6) Cash commitments related to the MilePoint Acquisition include the purchase price ($3.5 million), anticipated transition costs (up to US$505,000) and anticipated consulting fees (US$120,000).

Elements of the foregoing table are explained in more detail in the following sections.

Commitments Related to the Terms of Certain Financing Arrangements

Background

On March 15, 2001, Points issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC Capital Partners"), the 11% $6,000,000 Debenture, which was amended and restated on February 8, 2002 and further amended effective April 11, 2003. The full principal amount of the Debenture was set to mature on March 15, 2004. However, in December 2003, CIBC Capital Partners exercised its right to extend the maturity date until March 15, 2005. CIBC Capital Partners has the option to extend the maturity date from March 15, 2005 for up to three more one-year extensions. Accrued interest on the Debenture as of December 31, 2003 is $2,036,372 and is included with the Debenture in long-term debt as a non-current liability in the consolidated balance sheet.

The $6,000,000 principal amount of the Debenture is convertible at the option of CIBC Capital Partners into up to 18,908,070 Common Shares. Accrued interest on any principal amount as converted ceases to be payable. The Debenture will also automatically convert in full into Common Shares immediately preceding certain liquidity events. The Debenture contains certain negative covenants in favour of CIBC Capital Partners.

As part of the reorganization of Points completed on February 8, 2002, Points issued to CIBC Capital Partners one preference share (the "Series One Preferred Share"). The holder of the Series One Preferred Share is entitled to a dividend (the "Dividend") in the event that, prior to an automatic conversion of the Debenture, (i) there is a merger or consolidation of Points (or a subsidiary of Points which owns all or substantially all of the assets of Points) with another corporation where, following such event, the shareholders of Points will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than CIBC Capital Partners) or persons acting jointly or in concert acquire 50% voting control or 50% of the equity of Points (a "Change of Control"), or (iii) there is a sale of all or substantially all of the assets of Points. The Dividend is approximately equal to $4,000,000 plus an amount calculated on the basis of a notional dissolution of the Corporation where the holder of the Series One Preferred Share is entitled to share pro rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debenture is then convertible) with the holders of all other participating shares in distributions from the assets of Points and assuming, for this purpose, that the value of the assets of Points available for distribution on this notional dissolution is the value attributable to the equity of Points implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24,000,000. Where an event occurs giving rise to the Dividend, CIBC Capital Partners is entitled to accelerate all amounts owing under the Debenture.

In connection with the IAC Investment, the Debenture was amended such that (i) the Debenture is repayable (without accrued interest, the repayment of which is waived) by Points within 30 days of a Change of Control of Points resulting from the exercise of the Warrants and (ii) the Debenture is not convertible for so long as the Warrants are outstanding and will not be convertible after the Warrants are exercised if the Debenture is repaid within 30 days of the Change in Control resulting from the exercise of the Warrants. Points and CIBC Capital Partners also acknowledged, in connection with the IAC Investment, that in the event of the exercise of the Warrants resulting in a Change of Control, the application of the terms of the Series One Preferred Share in that situation results in the Dividend equalling the lesser of (i) $24,000,000 and (ii) $4,000,000 plus the number of Common Shares into which the Debenture is then convertible, multiplied by the exercise price paid per Common Share on the exercise of the Warrants. Points has agreed that, within 30 days of the exercise of the Warrants in full, it will pay all amounts owing under the Debenture and the Series One Preferred Share. Except in connection with the exercise of the Warrants by IAC, Points is not entitled to pre-pay the Debenture.

Maturity of Debenture

Assuming the Warrants have not been exercised and the Debenture matures on March 15, 2005, the Corporation will be required to repay $6 million of principal and $3,108,422 of accrued interest. It is possible that the repayment of $9,108,422 of principal and accrued interest will cause the Corporation to be in a negative working capital position, may materially threaten its solvency and/or may severely restrict the ability to grow its business. There is no certainty that the Corporation would have sufficient cash at such time to make the repayment.

Exercise of Warrants

If the Warrants are exercised resulting in a Change of Control prior to the maturity of the Debenture, as at the date hereof and based on the Corporation's current share capitalization, the Corporation would receive between approximately $82.4 million and $91.6 million, depending on the year of exercise. On the exercise of the Warrants resulting in a Change of Control, the Corporation would be required to repay the $6 million principal amount of the Debenture and pay the Dividend, which would then be payable on the Series One Preferred Share (up to a maximum of $24 million). In this situation, management expects that Points would have sufficient cash to make such payments.

Redemption Rights of Series Two Preferred Share Holder

Unless the Series Two Preferred Share has been converted at the option of the holder, Points will be required to redeem the Series Two Preferred Share upon the earlier of (i) March 31, 2013 and (ii) a person (other than the holder of the Series Two Preferred Share) acquiring shares of Points sufficient to elect a majority of the board of directors of Points (a "Series Two Share Change of Control").

In the event of redemption of the Series Two Preferred Share on a Series Two Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) the subscription price of the Series Two Preferred Share plus (B) a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Two Preferred Share to the date on which the Series Two Preferred Share is redeemed and (ii) the greater of (A) the value of the Common Shares into which the Series Two Preferred Share then could be converted on the day immediately prior to public announcement of the Series Two Share Change of Control and (B) the product of the Common Shares into which the Series Two Preferred Share then could be converted and the fair market value of the consideration paid per Common Share in the transaction resulting in the Series Two Share Change of Control.

Other Change of Control Event

Upon the occurrence of an event that is a Change of Control and a Series Two Share Change of Control, and is unrelated to the exercise of the Warrants by IAC, Points may not have sufficient cash to pay the Dividend, the amounts due under the Debenture and/or the redemption amount on the Series Two Preferred Share. As such, it is unlikely that management would consider a transaction that triggered the above payments unless the transaction provided for payment of the outstanding obligations.

Partner Purchase Commitments(1)

                            2008        2007         2006        2005       2004
                          --------   ----------   ----------   --------   --------
Mileage/ Point Purchase
   Commitments            $278,339   $  990,369   $  727,673   $536,180   $396,471
Marketing Commitments       21,037      375,434      297,758    211,991    138,914
TOTAL PARTNER PURCHASE
   COMMITMENTS            $299,376   $1,365,803   $1,025,431   $748,171   $535,385

Note: (1) U.S.dollar commitments have been converted at the year-end exchange rate of US$1 = C$1.2946.

As part of the contractual requirements of certain commercial agreements, Points has committed to purchase miles and points from partners at predetermined rates. When purchased, the miles are recorded as an asset (i.e., prepaid expense) until expensed as marketing expenditures in the period of use.

A large portion of the current prepaids and sundry assets of the Corporation include prepaid mileage commitments purchased from the Corporation's partners. The percent of prepaids and sundry assets as a percentage of annual revenues has declined from 57% in 2001 to 14% in 2003. It is expected that this percentage will level off as the Corporation continues to offer incentives and other marketing programs. While prepaid miles may remain the same or lower as an overall percentage of prepaids and sundry assets, management expects the prepaid miles account to increase as a result of the mileage purchase commitments from various partners.

                    2003       2002       2001
                  --------   --------   --------
Prepaid mileage   $516,651   $313,454   $ 35,000
Sundry assets      308,570    343,913    535,899
TOTAL             $825,221   $657,367   $570,899

Commitments Related to MilePoint Acquisition

On March 31, 2004 Points completed the MilePoint Acquisition. The purchase price for the assets of MilePoint was $7.5 million and was satisfied through a combination of $3.5 million in cash and four million Common Shares (worth approximately $4 million). An initial $1.9 million was paid in cash on closing, with the balance payable semi-annually over two years. The four million shares were issued into escrow on closing and will be released to MilePoint in four unequal tranches over two years. Fees incurred in the transaction, estimated at $200,000, have been capitalized as goodwill.

In 2003, MilePoint earned revenue of $2.2 million (unaudited) and was slightly profitable. Points expects to realize significant operating synergies by integrating MilePoint's products into Points' operations. Management expects that most of the synergies will be achieved by the end of 2004.

Points' business objective in acquiring the assets of MilePoint was to increase its volume of business at minimal additional costs outside of the purchase price and transition costs. Management expects that the acquisition will increase revenues and, including all amortizations, be accretive to net income by the end of 2004. It is expected that the revenue/cash flow from the acquired assets will be sufficient to pay the cash portion of the purchase price over the 24-month period following the acquisition.

Management believes that the Corporation's established facilities and existing employees, working in conjunction with MilePoint resources retained during the transition period, will be sufficient to sustain the additional volume of business from the acquired assets.

The impact of the acquisition to Points' balance sheet in 2004 will be to increase intangible assets by $3,725,000 and goodwill by $3,975,000 ($3,775,000 attributed to the purchased assets and $200,000 to fees incurred). The amortization of the assets is based on the estimated life of the acquired assets (i.e., the partner contracts).

The amortization and the balance of the purchased intangible assets at December 31, 2004 are expected to be as follows:

                                         2004
                                      ----------
Amortization Expense                     534,787
Closing Balance (Intangible Assets)   $3,390,213
Goodwill                               3,975,000

In addition to the existing revenue streams acquired from MilePoint, offering Points Solutions to the customers acquired from MilePoint represents a potentially valuable stream of revenue.

As with any acquisition, the smooth transition into the Corporation's operations poses challenges. Transition risks include difficulties in integrating MilePoint's business into the Corporation's and the possibility of human resources capacity limits to launch additional new partners during the transition.

The payment of the purchase price under the terms of the MilePoint Acquisition is as follows:

                                          MONTHS FROM CLOSING                                    TOTALS
                 ---------------------------------------------------------------------   ----------------------
PAYOUT                0            4           6         12          18          24        SHARES       CASH
------           ----------   ----------   --------   --------   ----------   --------   ---------   ----------
Cash             $1,900,000                $400,000   $400,000   $  400,000   $400,000               $3,500,000
Shares                         1,300,000               700,000    1,500,000    500,000   4,000,000
Share Value(1)                $1,300,000              $700,000   $1,500,000   $500,000               $4,000,000
TOTAL                                                                                    4,000,000   $7,500,000

     Note: (1) Based on the simple 20-day weighted average Common Share price of $1.00 per share at signing.

In 2004, the Corporation is required to pay $2,300,000 ($1.9 million on March 31 and $400,000 on September 30) in cash in partial satisfaction of the purchase price for MilePoint's business. In addition, MilePoint and the Corporation are party to a Transition Services Agreement ("TSA") whereby MilePoint employees and resources will continue to support the products and partner relationships throughout 2004. Under the TSA, the Corporation has agreed to reimburse MilePoint for expenses incurred in providing transition services, to a maximum of US$505,000. Points has also entered into two consulting agreements with MilePoint and the senior business development principals at MilePoint. The two consultants will be focused on supporting existing relationships and selling Points Solutions to existing and new partners.

Management of Points expects that the cash cost of the MilePoint Acquisition will largely be recaptured through the new revenue provided by the purchased assets over the 24-month period following March 31, 2004.

Commitments Related to Lease Financing Arrangements

While the Corporation has completed its capital lease obligations in 2003, several operating leases for hardware and premises remain outstanding.

The Corporation's lease on its current premises will expire in February 2005. The Corporation has signed a 45-month sublease agreement and will move to significantly larger facilities in the second quarter of 2004 to accommodate the increase in employees. In 2004, the Corporation will be paying approximately $240,000 for its current office facilities and $104,000 for its new office facilities. Property lease costs are outlined in the table below. Management is seeking a sublet arrangement for the remaining duration of its lease at its current location, which expires in February 2005.

The projected figures do not include leasehold improvement amounts for Points' new facilities. Leasehold improvements for the new facilities are included in 2004 capital expenditures (see "Planned Capital Expenditures" below). The operating leases primarily relate to specific office technology and technology service commitments.

Capital Leases

                                                     2003     2002       2001
                                                     ----   --------   --------
Current portion of obligation under capital leases    --    $407,128   $736,749

Operating Leases

                                    2008         2007       2006       2005        2004
                                  --------     --------   --------   --------   ----------
Property Lease                    $ 96,075(1)  $384,300   $384,300   $402,911   $  344,228
Technology Services Commitments     11,287       11,287     11,287     34,051      796,189
OPERATING LEASE COMMITMENTS       $107,362     $395,587   $395,587   $436,962   $1,140,417

Note: (1) Commitment ends February 28, 2008.

Capital Resources

Planned Capital Expenditures

In 2003, the Corporation purchased new equipment to allocate to new and existing partners and products. Approximately 91% of the Corporation's gross capital expenditure costs are technology (hardware and software) related.

                                    2004        2003       2002       2001
                                 ----------   --------   -------   ----------
Leasehold Improvements           $  516,800   $ 20,794   $ 1,973   $   84,105
Computer Hardware and Software      811,013    317,936    43,578    1,241,381
TOTAL CAPITAL EXPENDITURES       $1,327,813   $338,730   $45,551   $1,325,486

In 2004, the Corporation will incur significant costs in connection with its move to new facilities in the second quarter of 2004. Management expects that leasehold improvements and furniture for the new premises will cost approximately $516,800.

The Corporation expects to increase its capital expenditures related to computer hardware and software to approximately $811,000; a 255% increase over 2003. Expected software expenditures include: licenses ($225,000), marketing tools ($135,000), upgrades to internal reporting tools ($215,000) and development tools ($60,000). Management believes that the hardware and software capital expenditures are necessary to keep the development of the Corporation's primary technology assets in line with industry standards.

Management expects to fund 2004 capital expenditures from its working capital.

Unplanned Securities Issuances

Pursuant to the terms of the Debenture, the Investor's Rights Agreement dated April 11, 2003 between IAC, Points and an affiliate of IAC and the terms of the Series Two Preferred Share, IAC and CIBC Capital Partners have significant control over the Corporation's ability to raise capital whether by way of an equity issuance or the incurrence of debt. However, in the event that the Corporation requires additional capital, it does not expect that any required consents would be unreasonably withheld. Based on expected revenue and available resources, Points does not expect to require any additional equity financing to facilitate growth of the business or current operations.

Outstanding Share Data

As at the date hereof, the Corporation has 68,046,319 Common Shares outstanding, one Series One Preferred Share and one Series Two Preferred Share. The Series One Preferred Share is convertible into one Common Share in certain circumstances. Subject to anti-dilution adjustment, based on Points' current capitalization, the Series Two Preferred Share is convertible into 21,868,750 Common Shares.

The Corporation has outstanding options exercisable to acquire up to 5,777,784 Common Shares. The options have exercise prices ranging from $0.20 to $1.37 with a weighted average exercise price of $0.68. The expiration dates of the options range from March 22, 2004 to April 21, 2009.

The Corporation's subsidiary, Points.com, has outstanding options exercisable to acquire up to 2,929,054 common shares of Points.com. The holders of these options have been granted the right to put the shares acquired on the exercise thereof to the Corporation in return for Common Shares with a fair market value equal to the fair market value so put. The Corporation has used a ratio of
2.5039 Common Shares to one Points.com share for this purpose and has authorized the issuance of up to a maximum of 7,334,057 Common Shares in this regard. The Points.com options have exercise prices ranging from $0.005 to $0.055 with a weighted average exercise price of $0.04. The expiration dates of the options range from February 17, 2005 to September 1, 2005.

The Corporation has outstanding warrants exercisable to acquire up to 83,541,484 Common Shares. The warrants have exercise prices ranging from $0.25 to $1.02 with a weighted average exercise price of $1.00. The expiration dates of the options range from October 21, 2004 to April 11, 2006.

The Corporation has outstanding an 11% $6,000,000 senior secured convertible Debenture which is convertible into 18,908,070 Common Shares. The Debenture is not convertible for the period that the Warrants are outstanding. At the option of the Debenture holder, the maturity of the Debenture is extendible for up to three additional one-year periods. Assuming the Warrants have not been exercised and the Debenture matures on March 15, 2005, the Corporation will be required to repay $6 million of principal and $3,108,422 of accrued interest. It is possible that the repayment of $9,108,422 million of principal and accrued interest will cause the Corporation to be in a negative working capital position, may materially threaten its solvency and/or may severely restrict the ability to grow its business. There is no certainty that the Corporation would have sufficient cash at such time to make the repayment.

Selected Financial Results and Highlights

(Prior years restated to reflect the 2002 restructuring)

INCOME STATEMENT

                                                             YEAR ENDED DECEMBER 31
                                                    ----------------------------------------
                                                        2003          2002          2001
                                                    -----------   -----------   ------------
Revenue                                             $ 5,858,704   $ 2,368,292   $  1,005,971(1)
General and administrative expenses                   8,029,471     6,941,069      6,168,483
Loss before interest, amortization
   and other deductions                              (2,170,767)   (4,572,777)    (5,162,512)
Income (loss) before discontinued operations
   and extraordinary items                           (6,536,191)   (7,691,648)    (7,365,633)
Net income (loss) per share - before discontinued
   operations and extraordinary items
   - basic                                                (0.11)        (0.15)         (0.24)
   - fully diluted                                          n/a           n/a            n/a
Net income (loss)                                    (6,536,191)   (7,807,378)   (11,199,492)
Net income (loss) per share
   - basic                                                (0.11)        (0.15)         (0.36)
   - fully diluted                                          n/a           n/a            n/a

Note: (1) In 2001, prior to restructuring, a subsidiary of the Corporation recognized revenues of $89,035 attributed to "appreciation on dilution of investment" and $22,998 attributed to "consulting".

BALANCE SHEET

                                                   AS AT DECEMBER 31
                                      ------------------------------------------
                                          2003           2002           2001
                                      ------------   ------------   ------------
Cash and short-term investments       $ 20,274,836   $  7,341,700   $  2,894,380
Total assets(1)                         27,481,286     13,140,020      8,421,152
Long-term liabilities                   21,060,850      7,182,500      6,962,198
CASH DIVIDENDS DECLARED - PER SHARE             --             --             --
SHAREHOLDERS EQUITY
   - warrants                            2,785,737        425,588             --
   - capital stock                      17,728,461     14,361,033      9,532,173
   - retained earnings                 (25,737,007)   (19,200,816)   (11,393,438)
TOTAL                                  ($5,222,809)   ($4,414,195)   ($1,861,265)

Note: (1) Financial results from minority holdings are not consolidated into the Corporation's consolidated financial statements, as the Corporation does not exercise control in these entities.

Selected Quarterly Information (Consolidated)

2003 INCOME STATEMENT

                                             Q4            Q3            Q2            Q1
                                        -----------   -----------   -----------   -----------
Revenue                                 $ 1,449,378   $ 1,647,566   $ 1,457,568   $ 1,304,192
General and administrative                2,651,317     2,160,978     1,710,455     1,506,721
Operating Loss - before interest,
   amortization and other deductions     (1,201,939)     (513,412)     (252,887)     (202,529)
Income (loss) before discontinued
   operations and extraordinary items    (2,605,974)   (1,628,391)   (1,283,337)   (1,018,489)
Net income (loss) per share
   - continuing operations                    (0.04)        (0.03)        (0.02)        (0.02)
Net income (loss)                        (2,605,974)   (1,628,391)   (1,283,337)   (1,018,489)
Net income (loss) per share                   (0.04)        (0.03)        (0.02)        (0.02)

2003 BALANCE SHEET

                                       Q4             Q3             Q2             Q1
                                  ------------   ------------   ------------   ------------
Cash and short-term investments   $ 20,274,836   $ 21,833,287   $ 24,396,879   $ 10,470,735
Total assets(1)                     27,481,286     29,456,797     30,507,645     16,144,871
Long-term liabilities               21,060,850     20,484,978     20,102,978      7,347,500
CASH DIVIDENDS DECLARED
   - PER SHARE                              --             --             --             --
SHAREHOLDERS EQUITY
   - warrants                        2,785,737      2,785,737      2,805,308        390,573
   - capital stock                  17,728,461     17,726,761     15,371,255     14,549,703
   - retained earnings             (25,737,007)   (23,131,032)   (21,502,641)   (20,219,305)
TOTAL                              ($5,222,809)   ($2,618,534)   ($3,326,078)   ($5,279,029)

Note: (1) Financial results from minority holdings are not consolidated into the Corporation's consolidated financial statements, as the Corporation does not exercise control in these entities.

2002 INCOME STATEMENT

                                              Q4            Q3             Q2            Q1
                                         -----------   ------------   -----------   -----------
Revenue                                  $   911,940   $    729,467   $   427,534   $   299,351
General and administrative                 1,772,433      1,656,786     2,044,452     1,467,398
Operating Loss - before interest,
   amortization and other deductions        (860,493)      (927,319)   (1,616,918)   (1,168,047)
Income (loss) before discontinued
   operations and extraordinary items.    (1,762,215)    (1,725,072)   (2,390,069)   (1,814,292)
Net income (loss) per share
   - continuing operations                     (0.03)         (0.03)        (0.05)        (0.04)
Net income (loss)                         (1,762,000)   (1,725,072))   (2,390,069)   (1,930,237)
Net income (loss) per share                    (0.03)         (0.03)        (0.05)        (0.04)

2002 BALANCE SHEET

                                       Q4             Q3             Q2             Q1
                                  ------------   ------------   ------------   ------------
Cash and short-term investments   $  7,341,700   $  4,424,308   $  4,985,387   $  5,341,778
Total assets(1)                     13,140,020     10,864,170     11,370,933     12,380,615
Long-term liabilities                7,182,500      7,017,500      6,856,810      6,780,292
CASH DIVIDENDS DECLARED
   - PER SHARE                              --             --             --             --
SHAREHOLDERS EQUITY
   - warrants                          425,588        425,588             --             --
   - capital stock                  14,361,033     14,362,084     14,213,686     14,337,092
   - retained earnings             (19,200,816)   (17,438,815)   (15,713,743)   (13,323,674)
TOTAL                              ($4,414,195)   ($2,651,143)   ($1,500,057)  $  1,013,418

Note: (1) Financial results from minority holdings are not consolidated into the Corporation's consolidated financial statements, as the Corporation does not exercise control in these entities.

(GRAPHIC)

                                                                    MANAGEMENT'S
                                                              RESPONSIBILITY FOR
                                                             FINANCIAL REPORTING

Management has prepared the information contained in the financial statements and in the Annual Report. Some numbers presented in the financial statements are based on estimates and judgments; the integrity and fairness of this information is the responsibility of management. The company has prepared the financial statements according to Canadian generally accepted accounting principles. All of the information throughout the Annual Report is consistent with the financial statements.

The company maintains internal control, accounting and administrative procedures to provide reasonable assurance that the financial information is relevant, reliable, accurate and fairly presented.

The Board of Directors is responsible for governance and fair presentation of the financial statements. The Board of Directors accepts this charge and carries out this responsibility primarily through its audit committee.

The Board of Directors appoints the audit committee. All members of the audit committee are outside directors. The committee met with management and auditors before approving the financial statements. The audit committee reports its findings to the Board of Directors and recommends approval of the financial statements by the Board of Directors.

The company's external auditors, Mintz & Partners LLP, have conducted an independent audit of the financial statements in accordance with Canadian generally accepted auditing standards. The external auditors had full and unrestricted access to the audit committee and management. Management acknowledges their responsibility in their letter of representation to the Corporation's Auditors and to the Corporation's board of directors. This responsibility is referred to in the audit opinion.


/s/ Robert MacLean                      /s/ Stephen Yuzpe
-------------------------------------   ----------------------------------------
Robert MacLean                          Stephen Yuzpe
Chief Executive Officer                 Chief Financial Officer

Points International Ltd.

(GRAPHIC)

                                                                       Financial
                                                                      Statements

AUDITORS' REPORT ..........................................................   42

CONSOLIDATED FINANCIAL STATEMENTS:

   - CONSOLIDATED BALANCE SHEETS ..........................................   44

   - CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT ....................   46

   - CONSOLIDATED STATEMENTS OF CASH FLOWS ................................   47

   - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ...........................   48

(GRAPHIC)

                                                                       Auditor's
                                                                          Report

To the Shareholders of Points International Ltd.,

We have audited the consolidated balance sheets of Points International Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(MINTZ & PARTNERS LLP)

CHARTERED ACCOUNTANTS

Toronto, Ontario
March 4, 2004

POINTS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31                            2003          2002
-----------------                        -----------   -----------
ASSETS

CURRENT
   Cash and cash equivalents (Note 3)    $20,274,836   $ 7,341,700
   Accounts receivable                     1,004,370       267,632
   Prepaids and sundry assets                825,221       657,367
                                         -----------   -----------
                                          22,104,427     8,266,699

LONG-TERM INVESTMENTS (Note 4)               161,629       161,629
PROPERTY, PLANT AND EQUIPMENT (Note 5)       513,723     1,764,199
INTANGIBLE ASSETS (Note 6)                 1,320,692     1,946,539
FUTURE INCOME TAXES RECOVERABLE              590,000       590,000
DEFERRED COSTS (Note 23)                   2,790,816       410,954
                                         -----------   -----------
                                         $27,481,286   $13,140,020
                                         ===========   ===========

                                        APPROVED ON BEHALF OF THE BOARD:


                                        /s/ Robert MacLean
                                        ----------------------------------------
                                        Robert MacLean
                                        Director


                                        /s/ Christopher Barnard
                                        ----------------------------------------
                                        Christopher Barnard
                                        Director

POINTS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31                                           2003           2002
-----------------                                       ------------   ------------
LIABILITIES

CURRENT
   Accounts payable and accrued liabilities             $  1,187,598   $  1,017,955
   Deposits                                               10,455,646      8,946,631
   Current portion of obligation under capital leases             --        407,128
                                                        ------------   ------------
                                                          11,643,245     10,371,715
CONVERTIBLE DEBENTURE (Note 7)                             8,036,372      7,182,500
CONVERTIBLE PREFERRED SHARES (Note 8)                     13,024,478             --
                                                        ------------   ------------
                                                          32,704,095     17,554,215
                                                        ------------   ------------

SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 9)                                    17,728,461     14,361,033
WARRANTS (Note 10)                                         2,785,737        425,588
DEFICIT                                                  (25,737,007)   (19,200,816)
                                                        ------------   ------------
                                                          (5,222,809)    (4,414,195)
                                                        ------------   ------------
                                                        $ 27,481,286   $ 13,140,020
                                                        ============   ============

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

AS AT DECEMBER 31                                               2003           2002
-----------------                                           ------------   ------------
REVENUES
   Points operations                                        $  5,502,744   $  2,308,846
   Interest and other revenue                                    355,960         59,446
                                                            ------------   ------------
                                                               5,858,704      2,368,292

GENERAL AND ADMINISTRATION                                     8,029,471      6,941,069
                                                            ------------   ------------
LOSS - Before interest, amortization and other deductions     (2,170,767)    (4,572,777)
                                                            ------------   ------------
   Interest on convertible debenture (Note 7)                    853,872        660,000
   Interest on Series Two Preferred Share (Note 8)               624,478             --
   Interest and bank charges                                       9,753         50,071
   Amortization of property, plant and equipment,
      intangible assets and deferred costs                     2,877,321      2,408,800
                                                            ------------   ------------
                                                               4,365,424      3,118,871
                                                            ------------   ------------

LOSS - From continuing operations                             (6,536,191)    (7,691,648)
   Loss from discontinued operations                                  --       (115,730)
                                                            ------------   ------------
NET LOSS                                                      (6,536,191)    (7,807,378)
DEFICIT - Beginning of year                                  (19,200,816)   (11,393,438)
                                                            ------------   ------------
DEFICIT - End of year                                       $(25,737,007)  $(19,200,816)
                                                            ============   ============
LOSS PER SHARE - From continuing operations (Note 11)       $      (0.11)  $      (0.15)
                                                            ============   ============
NET LOSS PER SHARE (Note 11)                                $      (0.11)  $      (0.15)
                                                            ============   ============

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

AS AT DECEMBER 31                                            2003          2002
-----------------                                        -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss from continuing operations                   $(6,536,191)  $(7,691,648)
   Items not affecting cash
      Amortization of property, plant and equipment        1,589,206     1,512,887
      Amortization of deferred costs                         531,914       328,763
      Amortization - acquired technology                     756,201       567,150
      Shares issued in exchange for services                      --       366,379
      Warrants issued in exchange for services                    --         2,775
      Interest on Series Two Preferred Share                 624,478            --
      Interest accrued on convertible debenture              853,872       660,000
                                                         -----------   -----------
                                                          (2,180,520)   (4,253,694)
   Changes in non-cash balances related to
      operations (Note 12 (a))                               774,066     7,130,198
                                                         -----------   -----------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES     (1,406,454)    2,876,504
                                                         -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Repayment of loans receivable from
      significantly influenced companies                          --        19,500
   Purchase of property, plant and equipment,
      net of proceeds                                       (338,730)      (45,551)
   Purchase of intangible assets                            (130,353)     (144,774)
   Fees paid on acquisition (Note 13)                             --      (139,750)
                                                         -----------   -----------
CASH FLOWS USED IN INVESTING ACTIVITIES                     (469,083)     (310,575)
                                                         -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Deferred financing costs                               (3,039,774)           --
   Repayment of obligations under capital leases            (407,128)     (634,795)
   Issuance of warrants                                    2,700,000            --
   Issuance of Series Two Preferred Share                 12,400,000            --
   Issuance of capital stock, net of share issue costs     3,155,575     2,631,916
                                                         -----------   -----------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES               14,808,673     1,997,121
                                                         -----------   -----------

INCREASE IN CASH FROM CONTINUING ACTIVITIES               12,933,136     4,563,050
CASH FLOWS USED IN DISCONTINUED OPERATIONS                        --      (115,730)
                                                         -----------   -----------

INCREASE IN CASH FROM ALL ACTIVITIES                      12,933,136     4,447,320
CASH AND CASH EQUIVALENTS - Beginning of year              7,341,700     2,894,380
                                                         -----------   -----------
CASH AND CASH EQUIVALENTS - End of year                  $20,274,836   $ 7,341,700
                                                         ===========   ===========

POINTS INTERNATIONAL LTD.
Notes to consolidated financial statements
December 31, 2003 and 2002

1.   BASIS OF PRESENTATION AND BUSINESS OF THE CORPORATION

     The accompanying consolidated financial statements of Points International Ltd. (the "Corporation") include the financial position, results of operations and cash flows of the Corporation and its wholly-owned subsidiaries, Exclamation Inc., Points International (US) Ltd. and Points International (UK) Limited and its indirect wholly-owned subsidiary, Points.com Inc.

     The Corporation operates the Points Exchange, the only independent loyalty points exchange allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

     In addition, the Corporation develops technology solutions for the loyalty program industry. The Corporation's portfolio of custom solutions facilitates the online sale, transfer and exchange of miles, points and currencies for a number of major loyalty programs.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Use of estimates

          The preparation of these consolidated financial statements, in conformity with Canadian generally accepted accounting principles, has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at December 31, 2003 and 2002 and the revenues and expenses reported for the years then ended. Actual results may differ from those estimates.

     b)   Revenue recognition

          Revenues from transaction processing are recognized as the services are provided under the terms of related contracts. Membership fees received in advance for services to be provided over a future period are recorded as deferred revenue and recognized as revenue evenly over the term of service. Related direct costs are also recognized over the term of the membership.

          Revenues from the sales of loyalty program points are recorded net of costs, in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("C.I.C.A."), "Reporting Revenue Gross as a Principal Versus Net as an Agent", when the collection of the sales proceeds is reasonably assured and other material conditions of the exchange are met. Gross proceeds received on the resale of loyalty program points, net of the commissions earned, are included in deposits in the attached consolidated balance sheet until remitted.

          Nonrefundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when received.

          Custom website design revenues are recorded on the percentage-of-completion basis.

     c)   Cash and cash equivalents

          Cash and cash equivalents include amounts on deposit at the Corporation's bank and amounts held for the Corporation by a third party credit card processor. Such amounts represent a reserve in respect of purchases of miles/points.

          Short-term investments are accounted for at the lower of cost and net realizable value.

     d)   Property, plant and equipment

          Property, plant and equipment are recorded at cost less accumulated amortization. Rates and basis of amortization applied by the Corporation to write off the cost of the property, plant and equipment over their estimated useful lives are as follows:

          Furniture and equipment                20% declining balance basis
          Computer equipment                     30% declining balance basis
          Software                               30% straight-line basis
          Technology costs                       straight-line over 3 years
          Technology costs under capital lease   straight-line over 3 years
          Leasehold improvements                 straight-line over 5 years

     e)   Intangible assets

          Effective January 1, 2002, the Corporation adopted Section 3062 ("Goodwill and Other Intangible Assets") of the C.I.C.A. Handbook. The effect of this was to reclassify $50,000 of goodwill, representing the value of the public listing, to intangible assets. Since the public listing has an indefinite life, no further amortization will be recorded.

          Patents will be amortized over the remaining life of the patent commencing when the patents have been granted. The remaining life of the patent is determined as 20 years less the time between the date of filing and the patent grant date. Registered trademarks have an indefinite life and will not be amortized unless it is determined that they have become impaired.

          Acquired technology, representing the excess of the cost over the values attributed to the underlying net assets of the acquired shares of Points.com Inc. (Note 13), will be amortized on a straight-line basis over a period of three years.

          If the Corporation determines that there is permanent impairment in the value of the unamortized portion of the intangible assets, and future earnings will not be realized as projected, an appropriate amount of unamortized balance of intangible assets will be charged to income as an "impairment charge" at that time.

     f)   Long-term investments

          Investments in shares of companies over which the Corporation exercises significant influence are accounted for using the equity method.

          Investments in shares of companies over which the Corporation does not exercise significant influence are accounted for using the cost basis.

          The Corporation reviews all of its long-term investments regularly and provides for any decline, other than a temporary decline, in the value of the investment to the estimated net recoverable amount.

     g)   Deferred finance charges

          Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over three years. Deferred finance charges represent legal and other related fees incurred to obtain the financing described in Notes 7 and 8.

     h)   Capital leases

          Leases that transfer substantially all of the benefits and risks of ownership of the property to the Corporation are treated as an acquisition of an asset and an obligation.

     i)   Costs of raising capital

          Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

     j)   Translation of foreign currency

          Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items. Income and expenses are translated at average exchange rates prevailing during the year. Realized and unrealized foreign exchange gains and losses are accounted for in general and administrative expenses and consequently included in net earnings.

          The results of foreign operations, which are financially and operationally integrated with the Corporation, are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year-end. Fixed assets have been translated at the rates prevailing at the dates of acquisition. Revenue and expense items are translated at the average rate of exchange for the year. Exchange gains or losses on translation are accounted for in general and administrative expenses and consequently included in net income.

     k)   Income taxes

          The Corporation follows the asset and liability approach to accounting for income taxes.

          The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the year.

          Current income taxes payable differ from the total tax provisions as a result of changes in taxable and deductible temporary differences between the tax basis of assets and liabilities and their carrying amounts in the balance sheet.

     l)   Non-monetary transactions

          Transactions in which shares or other non-cash consideration are exchanged for assets or services are valued at the fair value of the assets or services involved in accordance with Section 3830 ("Non-monetary Transactions") of the C.I.C.A. Handbook.

     m)   Earnings per share

          The Corporation uses Section 3500 ("Earnings per Share") of the C.I.C.A. Handbook, which directs that the treasury stock method be used to calculate diluted earnings per share.

          Diluted earnings per share considers the dilutive impact of the exercise of outstanding stock options, warrants, conversion of preferred shares and the convertible debenture, as if the events had occurred at the beginning of the period or at a time of issuance, if later. Fully diluted loss per share has not been presented, as the effect would be anti-dilutive.

     n)   Stock-based compensation

          Effective January 1, 2002, the Corporation adopted Section 3870 ("Stock-Based Compensation and Other Stock-Based Payments") of the C.I.C.A. Handbook. As permitted by Section 3870, the Corporation has applied this change prospectively for new awards granted on or after January 1, 2002. In periods prior to January 1, 2002, the Corporation recognized no compensation when stock options or warrants were issued to employees or non-employees.

          Employees

          The Corporation has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. Pro-forma net income and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation cost, are provided.

          Non-employees

          For stock-based compensation issued to non-employees, the Corporation recognizes an asset or expense based on the fair value of the equity instrument issued.

3.   CASH AND CASH EQUIVALENTS

     Cash equivalents include cash held at the company's bank, invested through an interest rate agreement earning prime rate less 225 basis points for Canadian funds and 80% of the U.S. T-Bill rate for U.S. funds, and cash held by the third party credit processor. Cash equivalents also include investments in short- and mid-term bonds maturing on various dates. The investments could be liquidated at any time at the option of the Corporation with no loss in value.

4.   LONG-TERM INVESTMENTS

     The Corporation's investment that is not consolidated in the attached financial statements is:

                                                    2003       2002
                                                  --------   --------
(i)  ThinApse Corporation
     - 12% interest (fully diluted), cost basis
Shares at cost                                    $161,629   $161,629
                                                  ========   ========

     The share component of this investment has options and warrants attached. No value has been assigned to these options and warrants or any other interest attached to the long-term investment.

5.   PROPERTY, PLANT AND EQUIPMENT

                                                     Accumulated   Net Carrying
2003                                      Cost      Amortization      Amount
----                                   ----------   ------------   ------------
Furniture and equipment                $  251,998    $  127,130      $124,868
Computer equipment                        398,316       191,822       206,494
Software                                  411,951       306,189       105,762
Technology costs                          958,446       934,664        23,782
Technology costs under capital lease    3,033,818     3,033,818            --
Leasehold improvements                    197,875       145,059        52,817
                                       ----------    ----------      --------
                                       $5,252,406    $4,738,683      $513,723
                                       ==========    ==========      ========

                                                     Accumulated   Net Carrying
2002                                      Cost      Amortization      Amount
----                                   ----------   ------------   ------------
Furniture and equipment                $  237,277    $   97,753     $  139,523
Computer equipment                        236,098       138,086         98,012
Software                                  330,431       196,131        134,300
Technology costs                          948,372       631,011        317,361
Technology costs under capital lease    2,969,694     1,979,796        989,898
Leasehold improvements                    191,804       106,700         85,104
                                       ----------    ----------     ----------
                                       $4,913,676    $3,149,477     $1,764,199
                                       ==========    ==========     ==========

     Included in property, plant and equipment are assets originally acquired under capital lease with a cost of $3,033,818 (2002 - $2,969,694). During the year, amortization of $1,054,022 (2002 - $989,898) were recorded on these assets.

6.   INTANGIBLE ASSETS

                                                     Accumulated   Net Carrying
2003                                      Cost      Amortization      Amount
----                                   ----------   ------------   ------------
Public status                          $  150,000    $  100,000     $   50,000
Patents and trademarks                    335,439            --        335,439
Acquired technology                     2,258,603     1,323,351        935,253
                                       ----------    ----------     ----------
                                       $2,744,042    $1,423,351     $1,320,692
                                       ==========    ==========     ==========

                                                     Accumulated   Net Carrying
2002                                      Cost      Amortization      Amount
----                                   ----------   ------------   ------------
Public status                          $  150,000     $100,000      $   50,000
Patents and trademarks                    205,086           --         205,086
Acquired technology                     2,258,603      567,150       1,691,453
                                       ----------     --------      ----------
                                       $2,613,689     $667,150      $1,946,539
                                       ==========     ========      ==========

7.   CONVERTIBLE DEBENTURE

     On March 15, 2001 the Corporation issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, an 11% $6 million senior secured convertible debenture (the "CIBC Debenture"), which debenture was amended and restated as of February 8, 2002 in connection with the reorganization of the Corporation effected on that date. The CIBC Debenture was subsequently amended on April 11, 2003 in connection with the issuance to Points Investments, Inc., an unrelated entity, of the Series Two Preferred Share and a Common Share purchase warrant (the "PII Warrant"). The CIBC Debenture is not convertible while the PII Warrant, as described in Note 8, is outstanding.

     On December 16, 2003, CIBC Capital Partners extended the CIBC Debenture's maturity date, by one year, to March 15, 2005. An additional three one-year extensions at the option of CIBC Capital Partners are available. The Corporation is not entitled to pre-pay the CIBC Debenture other than in connection with a change in control of the Corporation upon the exercise in full of the PII Warrant (in which circumstances payment of accrued interest is waived). In the event that the PII Warrant ceases to be held by InterActiveCorp or an affiliate thereof, the $6,000,000 principal amount of the CIBC Debenture will be convertible at the option of CIBC Capital Partners into 18,908,070 Common Shares and accrued interest on any principal amount so converted ceases to be payable. The CIBC Debenture will automatically convert into Common Shares immediately preceding any one of
     (i) the sale of all outstanding Common Shares for a price per share of at least $1.26928, (ii) the sale of all or substantially all of the assets of the Corporation yielding net proceeds per Common Share (after giving effect to the conversion of the CIBC Debenture) of at least $1.26928, and (iii) a public offering of Common Shares raising at least $30 million at an issue price per share of at least $1.26928 where the Corporation has a pre-offering equity value of at least $175 million and the Common Shares are listed on the Toronto Stock Exchange.

     The CIBC Debenture contains negative covenants in favour of CIBC Capital Partners such that CIBC Capital Partners' consent is required for, among other things, (i) the sale by the Corporation of all or substantially all of its assets, (ii) any transaction to reorganize the Corporation's capital structure or merge with another person, (iii) certain sales of treasury stock at a price per share of less than $0.40, (iv) the payment of dividends or distributions on share capital or the purchase or redemption of outstanding securities, (v) amendments to the articles or by-laws of the Corporation and (vi) material changes to the business of the Corporation.

8.   CONVERTIBLE PREFERRED SHARES

     a)   Series One Preferred Share

          The Series One Preferred Share was created by Articles of Amendment dated December 20, 2001 and was issued on February 8, 2002.

          The Series One Preferred Share is non-voting and not entitled to dividends other than as set out below.

          The Series One Preferred Share will automatically convert into one Common Share upon (i) conversion into Common Shares of greater than $2,000,000 of the $6,000,000 principal amount of the CIBC Debenture,
          (ii) repayment in full of the CIBC Debenture or (iii) payment of the Dividend (as defined below) (each a "Conversion Event").

          In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation for the purpose of winding-up its affairs prior to a Conversion Event, the holder of the Series One Preferred Share is entitled to (a) receive from the assets of the Corporation a payment of $4,000,000 before any amounts shall be paid to the holders of any Common Shares and (b) share pro rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the CIBC Debenture is then convertible) with the holders of all other participating shares in further distributions from the assets of the Corporation to an aggregate maximum of $20,000,000 in addition to the sum specified in (a).

          The holder of the Series One Preferred Share is entitled to a dividend (the "Dividend") in the event that, prior to a Conversion Event, (i) there is a merger or consolidation of the Corporation (or a subsidiary of the Corporation which owns all or substantially all of the assets of the Corporation) with another corporation where, following such event, the shareholders of the Corporation will not hold at least a majority of the voting power of the surviving/acquiring corporation,
          (ii) any person (other than the Canadian Imperial Bank of Commerce or any of its affiliates) or any persons acting jointly or in concert beneficially own greater than 50% of (A) the votes attached to the Corporation's securities entitled to vote for the election of the Corporation's Board of Directors, or (B) the equity, by value, of the Corporation, or (iii) there is a sale of all or substantially all of the assets of the Corporation. The Dividend is approximately equal to the liquidation preference described above and, for this purpose, the value of the assets of the Corporation available for distribution on this notional dissolution is the value attributable to the equity of the Corporation implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24,000,000.

          The Series One Preferred Share ranks equally with the Series Two Preferred Share and Series Three Preferred Share and in priority to the Common Shares.

          The terms of the Series One Preferred Share have been amended twice. On April 8, 2003 the terms were amended to delete a redundant ranking provision. On June 27, 2003 the terms were amended to provide that a dividend was payable upon any person owning greater than 50% of the votes attached to the Corporation's securities entitled to vote for the election of the Corporation's Board of Directors; prior to this amendment the Dividend was payable upon any person owning greater than 50% of the Common Shares.

     b)   Series Two Preferred Share

          The Series Two Preferred Share was created by Articles of Amendment dated April 10, 2003 and was issued on April 11, 2003.

          The Corporation is not entitled to declare or pay any dividend on the Common Shares unless it concurrently declares and pays a dividend on the Series Two Preferred Share in an amount equal to the product of the number of Common Shares comprising the Underlying Shares (as defined below) and the dividend declared or paid per Common Share. Any such dividend is to be paid to the holder of the Series Two Preferred Share in the same form as it is paid to the holders of the Common Shares.

          The holder of the Series Two Preferred Share has the right, exercisable at any time prior to 5:00 p.m. (Eastern Standard Time) on March 31, 2013, to convert the Series Two Preferred Share, for no additional consideration, into 20,323,561 Common Shares (as at February 20, 2004), subject to anti-dilution adjustment (the "Underlying Shares").

          In addition, the Series Two Preferred Share benefits from anti-dilution for the issuance of any Common Shares or securities convertible into Common Shares of the Corporation after April 11, 2003 other than any issuance of Common Shares in connection with convertible instruments outstanding on March 21, 2003.

          The Series Two Preferred Share will automatically convert into one Series Three Preferred Share on the earlier of the date that (i) the Series Two Preferred Share is directly or indirectly transferred to a person that is not an affiliate of InterActiveCorp, and (ii) the holder of the Series Two Preferred Share ceases to be an affiliate of InterActiveCorp.

          Unless a notice of conversion has been delivered, the Corporation will redeem the Series Two Preferred Share upon the earlier of (i) March 31, 2013 and (ii) the third business day following a "Change of Control" of the Corporation. For this purpose, a "Change of Control" of the Corporation will be deemed to have occurred if, before the expiry of the PII Warrant (Note 7), any combination of a person (other than the holder of the Series Two Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation sufficient to elect a majority of the Board of Directors.

          In the event of redemption on March 31, 2013, the amount payable will equal the greater of (i) the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Two Preferred Share to the date on which the Series Two Preferred Share is redeemed and (ii) the market value of the Common Shares into which the Series Two Preferred Share may then be converted. In the event of redemption on a Change of Control, the amount payable on redemption will equal the greater of (i) 125% of the amount specified in clause
          (i) of the preceding sentence and (ii) the greater of (A) the value of the Common Shares into which the Series Two Preferred Share then could be converted on the day immediately prior to public announcement of the Change of Control and (B) the product of the Common Shares into which the Series Two Preferred Share then could be converted and the fair market value of the consideration paid per Common Share in the transaction resulting in the Change of Control.

          In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holder of the Series Two Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to the greater of (i) the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred and (ii) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the Common Shares upon the liquidation event after giving effect to any payments to be paid on the Series Two Preferred Share and any other shares (other than the Series Two Preferred Share) ranking prior to the Common Shares upon the liquidation event.

          The Series Two Preferred Share ranks equally with the Series One Preferred Share and Series Three Preferred Share and in priority to the Common Shares.

     c)   Series Three Preferred Share

          The Series Three Preferred Share was created by Articles of Amendment dated April 10, 2003 and has not been issued.

          The Series Three Preferred Share is non-voting and not entitled to receive dividends.

          If issued, the Corporation will redeem the Series Three Preferred Share upon the earlier of (i) March 31, 2013 and (ii) the third business day following a "Change of Control" of the Corporation. For this purpose, a "Change of Control" of the Corporation will be deemed to have occurred if, before the expiry of the PII Warrant, any combination of a person (other than the holder of the Series Two Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them, becomes the beneficial owner of shares of the Corporation sufficient to elect a majority of the Board of Directors.

          In the event of redemption on March 31, 2013, the amount payable will equal the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Two Preferred Share (April 11, 2003) to the date on which the Series Three Preferred Share is redeemed. In the event of redemption on a Change of Control, the amount payable on redemption will equal an amount equal to 125% of the amount specified in the preceding sentence.

          In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, the holder of the Series Three Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to the subscription price of the Series Three Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Three Preferred Share to the date on which the liquidation event occurred.

          The Series Three Preferred Share ranks equally with the Series One Preferred Share and Series Two Preferred Share and in priority to the Common Shares.

9.   CAPITAL STOCK

     Authorized

        Unlimited   Common Shares

        Unlimited   Series A preference shares, convertible into one
                    common share and one half of one Series B common share purchase warrant

            1 Series One preference share, non-voting, convertible into one common share

            1       Series Two Preferred Share

            1       Series Three Preferred Share

Issued

The balance of capital stock is summarized as follows:

                                  2003          2002
                              -----------   -----------
Common shares                 $17,728,459   $14,361,032
Series One preference share             1             1
Series Two preference share             1            --
                              -----------   -----------
                              $17,728,461   $14,361,033
                              ===========   ===========

Common shares                                                    Number       Amounts
-------------                                                  ----------   -----------
   Balance January 1, 2002                                     32,812,712   $ 9,532,173
Issued on acquisition of Points.com Inc. shares (i)             7,536,160     1,884,040
Issued in exchange for consulting services (ii)                 1,187,290       151,379
Issued in private placement (iii)                              12,000,000     3,000,000
Issued on exercise of options                                      99,155         2,178
Issued in exchange for services (iv)                              861,000       215,000
                                                               ----------   -----------
                                                               54,496,317    14,784,770
Less: share issue costs                                                --       423,738
                                                               ----------   -----------

   Balance December 31, 2002                                   54,496,317    14,361,032
Issued on exercise of warrants (v)                              3,139,943     1,001,869
Issued on exercise of stock options (vi)                          446,773       122,975
Issued on exchange for property (shares in subsidiary) (vii)    2,329,954        13,961
Issued in exchange for property (viii)                          2,196,635     2,240,568
                                                               ----------   -----------
                                                               62,609,622    17,739,405
Less: share issue costs                                                --        10,944
                                                               ----------   -----------
   Balance December 31, 2003                                   62,609,622   $17,728,461
                                                               ==========   ===========

Series One Preference Shares                                Number   Amounts
----------------------------                                ------   -------
Issued on restructuring of convertible debenture (Note 8)       1      $--
                                                              ===      ===

Series Two Preferred Share                                  Number   Amounts
--------------------------                                  ------   -------
Issued on restructuring of convertible debenture (Note 8)       1      $--
                                                              ===      ===

(i) On February 8, 2002, the Corporation completed its restructuring described in Note 19 and issued 7,286,160 common shares in exchange for the remaining 5% interest in Points.com Inc. The Corporation issued an additional 250,000 common shares to the holder of the debenture described in Note 7 as compensation for renegotiating the terms.

(ii) The Corporation issued 1,187,290 common shares in exchange for consulting services provided by a director of the Corporation. These services were provided under a contract that expired in 2002.

(iii) The Corporation issued 12,000,000 common shares in a private placement at $0.25 per share. 922,000 warrants, valued at $53,476 and a commission of $230,500 were paid in connection with this private placement.

(iv) 611,000 common shares were issued to pay off outstanding accounts payable of $152,500 and 250,000 common shares were issued in exchange for marketing services of $62,500.

(v) 2,128,443 common share purchase warrants, issued in connection with restructuring and acquisition of the interest in Points.com Inc. that the Corporation did not already own, were exercised at $0.25 per share. In addition, 922,000 broker warrants issued in respect of a financing in 2003 were exercised at $0.25 per share and 89,500 warrants issued in respect of a consulting agreement with an independent consulting firm were exercised at $0.28 per share.

(vi) 446,773 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from $0.20 to $0.50 per share.

(vii) 2,329,954 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at fair market value.

(viii) 2,196,635 shares were issued to a commercial partner for warrants to acquire 1,055,328 common shares of subsidiary Points.com Inc., warrant acquisition rights to acquire warrants exercisable to acquire 3,771,927 common shares of subsidiary Points.com Inc. and for a series of amendments to commercial agreements, including a long-term extension to the contract term, as described in Note 10 (e).

10.  OPTIONS AND WARRANTS

     a)   Stock option plan

          The Corporation has a stock option plan under which employees, directors and consultants are periodically granted stock options to purchase common shares at prices not less than the market price of the share on the day of grant. The options vest over a three-year period and expire five years from the grant date.

                                        2003         2002
                                     ----------   ----------
Options Authorized by Shareholders    8,030,424    7,559,496
   Less: Options Exercised           (1,565,523)  (1,118,750)
                                     ----------   ----------
Net Options Authorized                6,464,901    6,440,746
   Less: Options Granted             (5,598,127)  (5,131,900)
                                     ----------   ----------
Options Available to Grant              866,774    1,308,846

     b)   Stock options

                                     2002                   2001
                             --------------------   --------------------
                                         Weighted               Weighted
                                          Average                Average
                             Number of   Exercise   Number of   Exercise
                              Options      Price     Options      Price
                             ---------   --------   ---------   --------
Beginning of year            5,131,900     $0.43    4,248,400     $0.52
Granted                      1,322,000      0.88    1,553,357      0.27
Exercised                     (446,773)     0.28           --        --
Forfeited                     (409,000)     0.88     (669,857)     0.66
                             ---------     -----    ---------     -----
End of year                  5,598,127     $0.51    5,131,900     $0.43
                             =========     =====    =========     =====
Exercisable at end of year   3,937,228     $0.41    3,555,176     $0.47
                             =========     =====    =========     =====

                                   Options outstanding
                           ----------------------------------
                                         Weighted                Options exercisable
                                         average                --------------------
                                        remaining    Weighted               Weighted
                                       contractual    average                average
                           Number of       life      exercise   Number of   exercise
Range of exercise prices    options      (years)       price     options      price
------------------------   ---------   -----------   --------   ---------   --------
$0.01 to $0.49             2,015,477       2.31        $0.39    1,511,775     $0.23
$0.50 to $0.99             2,750,650       1.56         0.53    2,425,453      0.51
$1.00 and over               832,000       4.89         1.11           --        --

Subsequent to year-end, as described in Note 22, 583,250 options were exercised.

c)   Stock options of Points.com Inc.

     In addition to the stock options described above, Points.com Inc., the Corporation's indirect wholly-owned subsidiary, previously issued and, therefore, has outstanding stock options. The options outstanding are as follows:

                                         2003                         2002
                             ---------------------------   --------------------------
                                             Weighted                     Weighted
                              Number of       Average      Number of       Average
                               Options    Exercise Price    Options    Exercise Price
                             ----------   --------------   ---------   --------------
Beginning of year             4,077,781        $0.03       4,868,238        $0.49
Granted                              --           --              --           --
Exercised                      (930,529)        0.02         (39,600)        0.06
Forfeited                       (32,200)        0.06        (750,857)        2.91
                              ---------        -----       ---------        -----
End of year                   3,115,052        $0.04       4,077,781        $0.03
                              =========        =====       =========        =====
Exercisable at end of year    3,115,052        $0.04       3,361,617        $0.03
                              =========        =====       =========        =====

                                Options outstanding
                           ----------------------------
                                           Weighted                   Options exercisable
                                            average       -------------------------------------------
                                           remaining         Weighted                     Weighted
                           Number of   contractual life       average      Number of       average
Range of exercise prices    options         (years)       exercise price    options    exercise price
------------------------   ---------   ----------------   --------------   ---------   --------------
$0.01 to $0.49             3,115,052         1.31              $0.04       3,115,052        $0.04

     The holders of 3,115,052 options (all with strike prices at or below $0.055 per share) have been granted the right to put to the Corporation the common shares of Points.com Inc. acquired on the exercise of such options for common shares in the Corporation. The Corporation has used a ratio of
     2.5039 common shares per Points.com Inc. common share (equivalent to 7,799,781 common shares) for this purpose.

     Subsequent to year end, as described in Note 22,63,901 shares in Points.com Inc., acquired from the exercise of options, were exchanged for 160,003 common shares of the Corporation.

d)   Warrants

                                         2003                          2002
                             ---------------------------   ---------------------------
                                             Weighted                      Weighted
                              Number of       Average       Number of       Average
                               Options    Exercise Price     Options    Exercise Price
                             ----------   --------------   ----------   --------------
Beginning of year             7,056,116        $0.25               --        $  --
Granted                      76,348,559         0.97        7,056,116         0.25
Exercised                    (3,139,943)        0.25               --           --
Forfeited                      (833,333)        0.25               --           --
                             ----------        -----        ---------        -----
End of year                  79,431,399        $0.94        7,056,116        $0.25
                             ==========        =====        =========        =====
Exercisable at end of year   79,428,899        $0.94        6,036,116        $0.25
                             ==========        =====        =========        =====

                                        Warrants outstanding
                           ----------------------------------------------
                                            Weighted                            Warrants exercisable
                                             average                        ---------------------------
                                            remaining         Weighted                      Weighted
                            Number of   contractual life       average       Number of       average
Range of exercise prices     options         (years)       exercise price     options    exercise price
------------------------   ----------   ----------------   --------------   ----------   --------------
$0.20 to $0.49              3,082,840         1.19              $0.25        3,080,340        $0.25

$0.50 to $0.99             76,348,559         2.28               0.97       76,348,559         0.97

     Subsequent to year-end, as described in Note 22,285,223 warrants were exercised.

e)   Warrants of Points.com Inc.

     On September 5, 2003 the Corporation acquired warrants and warrant acquisition rights exercisable to acquire 4,827,255 common shares in the Corporation's indirect wholly-owned subsidiary Points.com Inc. from an airline partner, as described in Note 9 (viii).

     In addition to the warrants and warrant acquisition rights acquired by the Corporation, Points.com Inc. has issued or committed to issue an additional 4,103,378 warrants to airline partners with expiry dates between March 28, 2006 and April 1, 2007. Each warrant entitles the holder to acquire one common share of Points.com Inc. with an exercise price of US$1.96. The exercise of these warrants would dilute the Corporation's interest in Points.com Inc. by 11%.

f)   Fair value

     The weighted-average grant-date fair value of stock options granted to employees and directors during 2003 has been estimated to range from $0.21 to $1.09 (2002 - $0.06) using the Black-Scholes option-pricing model. For purposes of pro-forma disclosures, the estimated fair value of the options granted after January 1, 2002 is amortized to expense over the options' vesting periods. The Corporation's pro-forma net loss under Canadian generally accepted accounting principles would be increased by $106,603 (2002 - $27,394) for the year ended December 31, 2003. Loss per share figures would not have changed. The pricing model assumes weighted-average risk-free interest rates of 4.5%, weighted-average expected dividend yields of nil, weighted-average expected common stock price volatility ranging from 12.88% to 187% and a weighted-average expected life of 5 years.

     The weighted-average grant-date fair value of warrants granted during 2003 has been estimated at $0.035 (2002 - $0.06) using the Black-Scholes option-pricing model. The pricing model assumes a weighted-average risk-free interest rates of 4.5%, weighted-average expected dividend yields of nil, weighted-average expected common stock price volatility of 12.88% and a weighted-average expected life of 3.5 years.

11.  EARNINGS PER SHARE

     a)   Basic loss per share

          Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year that amounted to 58,823,652 shares (2002 - 51,656,033).

     b)   Fully-diluted earnings per share

          The fully-diluted earnings per share have not been computed, as the effect would be anti-dilutive.

12.  STATEMENT OF CASH FLOWS

     a)   Changes in non-cash balances related to operations are as follows:

                                                          2003         2002
                                                       ----------   ----------
(Increase) in accounts receivable                      $ (736,738)  $ (165,452)
(Increase) in prepaids and sundry assets                 (167,854)     (86,468)
Increase in accounts payable and accrued liabilities      169,643      531,352
Increase in deposits                                    1,509,015    6,849,766
                                                       ----------   ----------
                                                       $  774,066   $7,130,198
                                                       ==========   ==========

     b)   Supplemental information

          Interest and taxes

          Interest of $7,378 (2002 - $50,071) was paid during the year. Interest revenue of $355,960 (2002 - $59,446) was received during the year. No income taxes have been paid.

          Non-cash transactions

          Non-cash transactions in 2003 were as follows:

          (i) 930,529 shares of Points.com Inc. were acquired in exchange for 2,329,954 shares of the Corporation (Note 9 (vii)).

          (ii) 2,196,635 shares were issued in connection with the acquisition of warrants, warrant acquisition rights and amendment to the commercial agreement. (Note 9 (viii)).

          (iii) $42,030 of revenue was earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles. The expense will be recognized as the currency is used.

          (iv) The Corporation received $114,394 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation.

          (v) Interest of $853,872 was accrued on the convertible debenture (Note 7).

          (vi) Interest on $624,478 was accrued on the Series Two Preferred Share (Note 8 (b)).

          (vii) The company issued share capital of $211,851 on the exercise of warrants.

          Non-cash transactions in 2002 were as follows:

          (vii) Shares of Points.com Inc. were acquired in exchange for shares of the Corporation valued at $1,821,540 and warrants valued at $331,512. Fees associated with this transaction valued at $100,325 were also settled in exchange for shares and warrants (Note 9 (i)(iv) and Note 13).

          (ix) Consulting fees of $151,379 were paid by the issuance of shares (Note 9 (ii)).

          (x) Share issue costs were paid by the issuance of warrants with a fair value of $53,476 and advertising costs were paid by the issuance of warrants with a fair value of $2,775 (Note 10 (f)).

          (xi) Marketing services of $62,500 were paid by the issuance of shares and are being expensed over a one-year period (Note 9 (iv)).

          (xii) Other accounts payable of $152,500 were settled with shares of the Corporation (Note 9 (iv)).

          (xiii) $31,315 of miles, received in exchange for hosting services provided, were valued at the purchase price of the miles. These were recognized as a charge to prepaid expenses and included in revenue. The expense will be recognized as the miles are used.

          (xiv) Interest of $660,000 was accrued on the convertible debenture (Note 7).

     c)   Cash and short-term investments consist of:

                                         2003         2002
                                     -----------   ----------
Cash (Note 3)                        $ 9,046,701   $3,845,470

Short-term investments (Note 3)        9,627,468    2,193,891

Cash held by credit card processor     1,600,667    1,302,339
                                     -----------   ----------
                                     $20,274,836   $7,341,700
                                     ===========   ==========

13.  ACQUISITIONS

     Acquisition of Points.com Inc.

     On February 8, 2002, the Corporation completed a restructuring in which it acquired the 5% interest in Points.com Inc. it did not already own and discontinued all of its other operations (Note 19). To acquire the remaining common and Class C shares and outstanding broker warrants of Points.com Inc., the Corporation issued 7,286,160 common shares, valued at $1,821,540 (Note 9(i)) and 4,446,453 share purchase warrants with an exercise price of $0.25, valued at $331,512 (Note 10 (f)).

     595,667 common share purchase warrants with an exercise price of $0.25, valued at $37,825, were issued to acquire existing warrants of Points.com Inc. 250,000 common shares, valued at $62,500, were issued to the debenture holder, described in Note 9 (iv), in consideration for the restructuring. Legal fees of $139,750 were incurred with respect to the restructuring.

     The total consideration paid in respect of this transaction was $2,393,127. $134,524 was allocated to non-controlling interests with the excess, $2,258,603, allocated to the cost of acquired technology (Note 6).

14.  FINANCIAL INSTRUMENTS

     The Corporation's significant financial assets and liabilities are cash, short-term investments and convertible loans, which are substantially stated at fair value. Interest rates, maturities and security affecting the currency, interest and credit risk of the Corporation's financial assets and liabilities have been disclosed in Notes 3 and 7.

15.  INCOME TAXES

     The total provision for income taxes differs from that amount which would be computed by applying the Canadian federal income tax rate to the loss before provision for income taxes. The reasons for these differences are as follows:

                                                    2003          2002
                                                -----------   -----------
Income tax recovery at statutory rate           $(2,450,000)  $(3,017,000)

Amortization of intangible assets
   for which there is no tax effect               1,323,531       567,000

Losses for which no benefit has been recorded     1,126,649     2,450,000
                                                -----------   -----------
Net income tax recovery                         $        --   $        --
                                                ===========   ===========

The Corporation has non-capital losses carry-forward for income tax purposes in the amount of $19,701,019, which may be applied against future years' taxable income. The losses may be used to reduce future years' taxable income and expire approximately as follows:

2005   $  179,000

2006   $  604,000

2007   $2,662,000

2008   $6,659,000

2009   $5,729,000

2010   $3,868,000

The nature and tax effects of the temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities are as follows:

Future income tax assets are comprised of:

                                    2003          2002
                                -----------   -----------
Losses carried forward          $ 7,608,000   $ 6,114,000

Property, plant and equipment     1,468,000       964,000

Share issue costs                   499,000       492,000
                                -----------   -----------
                                  9,575,000     7,570,000

Valuation allowance              (8,985,000)   (6,980,000)
                                -----------   -----------
Net future income tax asset     $   590,000   $   590,000
                                ===========   ===========

16.  RELATED PARTY TRANSACTIONS

     The following are the transactions and balances with related parties:

     a) Prepaids and sundry assets include a loan of $25,000 (2002 - $50,000) plus accrued interest due from a director of the Corporation.

     b) In fiscal 2003, certain officers and directors exercised stock options in the Corporation and the Corporation's subsidiary Points.com
          Inc. (Note 9 (vi) and Note 9 (vii)).

17.  COMMITMENTS

     The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services expiring through 2008 to aggregate annual rentals as follows:

2004   $1,675,802

2005   $1,185,133

2006   $1,421,019

2007   $1,761,390

2008   $  406,739

2009   $   11,287

18.  SEGMENTED INFORMATION

     a)   Reportable segments

          The Corporation has only one operating segment, the portfolio of technology solutions to the loyalty program industry (refer to the Management Discussion and Analysis for a description of Points Solutions, the Points Exchange and Points' Private Branded Solutions), in each of 2003 and 2002 whose operating results were regularly reviewed by the Corporation's chief operating decision maker and for which complete and discrete financial information is available.

     b)   Enterprise-wide disclosures - Geographic information

          $5,391,735 (2002 - $1,931,723) of the Corporation's revenues were generated in the U.S., $466,969 were generated in Canada and the remaining revenues generated outside North America.

          At December 31, 2003 and 2002, substantially all of the Corporation's assets were in Canada.

19.  DISCONTINUED OPERATIONS

     During the fourth quarter of the year ended December 31, 2001, the Corporation adopted a formal plan of disposal of Exclamation Europe S.A., ThinOffice Inc. and Exponential Entertainment Inc. On February 25, 2002, as part of the restructuring, the Corporation signed an agreement to dispose of its interest in Bigtree.com Ltd.

     Prior to December 31, 2001, the Corporation sold its entire interest in Exclamation Europe S.A. to a shareholder and director of the Corporation for $2.

     In 2002, the Corporation sold its entire interest in ThinOffice Inc. to an employee of ThinOffice Inc. for $2 and an option to acquire 15% of ThinOffice Inc. No value has been assigned to this option.

     The Corporation still owns the shares of Exponential Entertainment Inc. but the entity has ceased all operations.

None of the above entities recorded any revenues for either fiscal 2002 or fiscal 2001, with the exception of ThinOffice Inc., which recorded revenues of $29,280 in fiscal 2001.

The loss from discontinued operations is comprised as follows:

                                                       2003     2002
                                                       ----   --------
Net loss from ThinOffice Inc.                           $--   $110,730
Net loss from Exponential Entertainment Inc.             --      5,000
Net loss from Exclamation Europe S.A.                    --         --
Amortization of goodwill related to
Exponential Entertainment Inc.                           --         --
Amortization of goodwill related to Bigtree.com Ltd.     --         --
                                                        ---   --------
                                                        $--   $115,730
                                                        ===   ========

20.  FINANCIAL INSTRUMENTS

     The Corporation is not exposed to financial risk that arises from fluctuations in interest rates as all of its interest-bearing obligations are fixed rate. As well, the Corporation has sufficient foreign currency to satisfy its foreign currency based obligations.

     a)   Fair Value:

          In accordance with the disclosure requirements of the CICA Handbook
          Section 3860 (paragraphs 3860.78, .101), the Corporation is required to disclose certain information concerning its "financial instruments", defined as a contractual right to receive or deliver cash or another financial asset. The fair value of the majority of the Corporation's financial assets and liabilities approximate their recorded values at December 31, 2003. In these circumstances, the fair value of the assets or liabilities is determined to be the lower of cost and market value.

          Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect estimates.

     b)   Summary of Significant Financial Instruments

          The significant financial instruments of the Corporation, their carrying values and exposure to U.S. dollar denominated monetary assets and liabilities, as of December 31, 2003 are as follows:

                                             C$ Total    US$ Denominated
                                           -----------   ---------------
Cash and cash equivalents                  $20,274,836     US$6,938,320
Accounts receivable                          1,004,370          497,723
Accounts payable and accrued liabilities     1,187,598          275,521
Deposits                                    10,455,646        7,067,550

21.  ECONOMIC DEPENDENCE

     Approximately 61% (2002 - 77%) of the Corporation's revenues are from its two largest customers. In addition, 58% (2002 - 91%) of the Corporation's deposits are due to these two customers.

22.  SUBSEQUENT EVENTS

     a) Subsequent to year-end, 583,250 options in the Corporation were exercised at a weighted average exercise price of $0.20 per share (Note 10(b)).

     b) Also subsequent to year-end, 63,901 options in Points.com Inc. were exercised at a weighted average exercise price of $0.002 per share and put to the Corporation for 160,003 common shares (Note 10(c)).

     c) Subsequent to year-end, the Corporation acquired substantially all of the assets of MilePoint, Inc., an unrelated entity in a similar line of business, in consideration for a combination of cash and Common Shares. Certain expenses incurred in 2003, totaling approximately $57,000, related to the transaction, have been classified as deferred costs and will be included as part of the costs of acquisition in 2004.

23.  DEFERRED COSTS

     Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings.

                                                       Accumulated   Net Carrying
2003                                        Cost      Amortization      Amount
----                                     ----------   ------------   ------------
Convertible Debenture                    $  986,289    $  904,098     $   82,191
Series Two Preferred Share and Warrant      717,050        53,779        663,271
MilePoint Acquisition & Other                82,158            --         82,158
Share Issuance to Partner                 2,112,568       149,372      1,963,196
                                         ----------    ----------     ----------
                                         $4,026,064    $1,107,249     $2,790,816
                                         ==========    ==========     ==========

                                    Accumulated   Net Carrying
2002                      Cost     Amortization      Amount
----                    --------   ------------   ------------
Convertible Debenture   $986,289     $575,335       $410,954
                        --------     --------       --------
                        $986,289     $575,335       $410,954
                        ========     ========       ========

24.  COMPARATIVE FIGURES

     Certain of the comparative figures have been reclassified in accordance with the current year's presentation.

Corporate Information

(GRAPHIC)

DIRECTORS

Douglas Carty (Chairman)
Chief Financial Officer, Laidlaw Inc.

Marc Lavine (Vice-Chairman)
Chief Executive Officer, President
and Chief Financial Officer,
Chrysalis Capital Corporation

Robert MacLean (Chief Executive Officer)

Christopher Barnard (President)

Erik Blachford(1)
President and Chief Executive Officer,
Travel Division, InterActiveCorp

Rowland Fleming
Director of a number of public
and private companies
Former President, Toronto Stock Exchange

Jim Kranias
Consultant

Eric Korman
Vice President, Mergers & Acquisitions,
InterActiveCorp

Grant McCutcheon
Partner, Lawrence & Company
Incorporated

Christopher Payne
Managing Director, CIBC World Markets

John Thompson
Former Managing Director, Kensington
Capital Partners Limited

AUDIT COMMITTEE

Douglas Carty (Chair)
Rowland Fleming
Grant McCutcheon
John Thompson

HUMAN RESOURCES COMMITTEE

Rowland Fleming (Chair)
Eric Korman
Christopher Payne
John Thompson

OFFICERS

Christopher Barnard
President

Darlene Higbee Clarkin
Chief Technology Officer & Vice President

Grad Conn (hired in Q2 2004)
Chief Marketing Officer

Morley Ivers
Vice President, Business Strategy

Robert MacLean
Chief Executive Officer

Steve Ogden
Vice President, Product Development

Jerry Philip
Vice President, Business Development

William Thompson
Senior Vice President, Partners

Christine Vandaele
Vice President, Consumer Marketing

Stephen Yuzpe
Chief Financial Officer
and Corporate Secretary

INVESTOR RELATIONS

Stephen Yuzpe (416.596.6382)
steve.yuzpe@points.com

Robert MacLean (416.596.6390)
rob.maclean@points.com

AUDITORS

Mintz & Partners LLP

EXTERNAL LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP

TRANSFER AGENT

Computershare Trust Company of Canada

LISTING

Shares are listed on the Toronto Stock
Exchange (TSX) under the symbol PTS

ANNUAL MEETING

June 24, 2004 at 4:30 p.m.
Stock Market Place
The Exchange Tower
130 King Street West
Toronto, Ontario M5X 1J2

ADDRESS

Points International Ltd.
800 - 179 John Street
Toronto, Ontario M5T 1X4
Phone: 416.595.0000
Fax: 416.595.6444
www.points.com

(1) Dan Marriott (board nominee June 2004), Senior Vice President, Interactive Development, InterActiveCorp will replace Erik Blachford as the holder of the Series Two Preferred Share's second (of two) board nominees.

Points International Ltd.
800 - 179 John Street
Toronto, Ontario
M5T 1X4
Phone: 416.595.0000
Fax: 416.595.6444
www.points.com

(GRAPHIC)